

2004

ATLANTIS PLASTICS

Stretch Films

Custom Films

Institutional Products

Injection Molding

Profile Extrusion

Building Products

Annual Report



Earl W. Powell
Chairman



Anthony F. Bova
President and Chief Executive Officer



Paul G. Saari
Senior Vice President of Finance
Chief Financial Officer

To Our Fellow Shareholders:

We are extremely pleased with our operating results in 2004. For the third successive year, our Company achieved excellent financial performance. We successfully grew our sales by 20%, our EBITDA by 15%, and our earnings per share by 34%. As a result of the strong financial performance of the Company and resulting growth in shareholder value, our Board of Directors approved a special one-time dividend of $12.50 per Common share payable on April 8, 2005. The dividend was funded through the completion of a new $220 million secured financing completed on March 22, 2005.

Plastic Films

The plastic films industry experienced another year of rapid increases in resin prices with our average raw material costs increasing 14%. Despite the volatility in raw material prices and the resulting challenging business conditions, we successfully grew our business, increasing our sales volume (measured in pounds) by 10%, gross profit by 16% and operating profit by 17%.

In 2005, our Stretch Films division will continue to focus on increasing its market share through capitalizing on its reputation for quality, new product development, exceptional customer service and low cost national production locations. Our Stretch Films business will continue to relentlessly pursue cost reduction initiatives to maintain our position as a low cost manufacturer to provide value to our customer base. Our Custom Films division will focus its marketing and technical resources in additional capacity for coextrusion manufacturing capabilities in order to further penetrate the higher margin converter, lamination and sheet masking film end-use markets. As we continue to improve our mix to higher value added coextrusion films, we will install a five-layer coextrusion line at our Cartersville facility that we anticipate to be in production by the fourth quarter of 2005.

Injection Molding

We are very pleased with the operating results of our Injection Molding segment in 2004. As a result of the strong growth from both our building products line and our traditional custom injection molded product lines, we increased sales by 23%, gross profit by 31% and operating profit by 55%. Our proprietary line of cedar replica building panels, sold under the Cedarway® brand name, continues to show excellent growth. In 2004 building products sales grew to $23.5 million, an increase of 60% from the 2003 level. We currently have 12 production lines dedicated to building products at two of our manufacturing facilities with total capacity exceeding $30 million.

Looking forward to 2005, our Injection Molding business will continue to focus on enhancing the capabilities and efficiency of our manufacturing facilities through the further utilization of robotics, streamlining materials flow and by focusing on waste reduction. Our position as a low cost producer to the appliance sector will allow our business to increase market penetration and deepen existing customer relationships through the co-development of low-cost, high quality component parts to grow our market share and further enhance our position with our customer base. We will continue to aggressively grow our building panel and accessories business through additional production capacity, expanded product offerings and continued expansion of distribution channels.

Profile Extrusion

Our Profile Extrusion segment in 2004 had excellent operating results. We successfully grew sales by 20%, gross profit by 19% and operating profit by 25%. On November 9, 2004, we completed the acquisition of LaVanture Plastics, located in Elkhart, Indiana. With the addition of LaVanture, we have an excellent business platform to support our customer base in the recreational vehicle market.

In 2005, our Profile Extrusion business will continue to streamline operations by improving its processing methods to reduce operating costs and improve productivity as we fully integrate the LaVanture acquisition. In addition, we will continue to introduce new proprietary product offerings within our line of extruded siding accessories.

Looking Forward

Each of our businesses is positioned extremely well going into 2005 to continue the execution of their strategic initiatives. While the Company will be operating at higher leverage levels, we are confident that we will continue to increase shareholder value by de-leveraging the Company going forward. This will be achieved through both the continued growth in EBITDA as well as through the absolute reduction of debt through cash from operations. Our continuing focus on increasing market penetration, expansion of product offerings and maximization of operating efficiencies across all product lines has positioned us to continue growth in volume, gross margin and EBITDA that we have achieved over the past three years.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2004

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission file number 1-9487

ATLANTIS PLASTICS, INC.
(Exact name of registrant as specified in its charter)

Delaware	**06-1088270**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1870 The Exchange, Suite 200, Atlanta, Georgia	**30339**
(Address of principal executive offices)	(Zip Code)

(Registrant's telephone number, including area code) **(800) 497-7659**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Class A Common Stock, $.10 par value per share	**The NASDAQ Stock Market** **Pacific Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes x No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is an accelerated filer as defined in Rule 12b-2 of the Act. Yes_ No x

The aggregate market value of shares of Class A Common Stock held by non-affiliates of the registrant on June 30, 2004, which was the last business day of the registrant's most recently completed second fiscal quarter, was approximately $53,182,638. For purposes of this computation, all executive officers, directors, and greater than 5% beneficial owners of the Class A Common Stock of the registrant have been deemed to be affiliates. Such determination should not be deemed to be an admission that such directors, officers, or greater than 5% beneficial owners are, in fact, affiliates of the registrant.

The number of shares of Class A Common Stock, $.10 par value, and Class B Common Stock, $.10 par value, of the registrant outstanding as of February 28, 2005 were 5,650,958 and 2,142,665, respectively.

DOCUMENTS INCORPORATED BY REFERENCE:

Portions of the following document have been incorporated by reference into the parts indicated: The registrant's Proxy Statement to be filed with the Securities and Exchange Commission not later than 120 days after the end of the fiscal year covered by this report – Part III (Items 10-14).

ATLANTIS PLASTICS, INC.
ANNUAL REPORT ON FORM 10-K
YEAR ENDED DECEMBER 31, 2004
TABLE OF CONTENTS

PART I

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of that term in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Additional written or oral forward-looking statements may be made by us from time to time, in press releases, annual or quarterly reports to shareholders, filings with the Securities and Exchange Commission, presentations or otherwise. Statements contained herein that are not historical facts are forward-looking statements made pursuant to the safe harbor provisions referenced above.

Forward-looking statements may include, but are not limited to, projections of net sales, income or losses, or capital expenditures; plans for future operations; financing needs or plans; compliance with financial covenants in loan agreements; plans for liquidation or sale of assets or businesses; plans relating to our products or services; assessments of materiality; predictions of future events; the ability to obtain additional financing; our ability to meet obligations as they become due; the impact of pending and possible litigation; as well as assumptions relating to the foregoing. In addition, when used in this discussion, the words "anticipates," "believes," "estimates," "expects," "intends," "plans" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are inherently subject to risks and uncertainties, including, but not limited to, our significant debt, dependence on major customers, fluctuating demand for our products, risks in product and technology development, fluctuating resin prices, competition, litigation, labor disputes, capital requirements, and other risk factors detailed in our filings from time to time with the Securities and Exchange Commission, some of which cannot be predicted or quantified based on current expectations.

Consequently, future events and actual results could differ materially from those set forth in, contemplated by, or underlying the forward-looking statements. Statements in this Annual Report, including, Item 1, "Business-Factors That May Affect Future Results," describe factors, among others, that could contribute to or cause such differences.

Readers are cautioned not to place undue reliance on any forward-looking statements contained herein, which speak only as of the date hereof. We undertake no obligation to publicly release the result of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

ITEM 1. BUSINESS

Overview

Atlantis Plastics, Inc., headquartered in Atlanta, Georgia, is a leading manufacturer of high quality specialty plastic films and custom molded and extruded plastic products used for storage and transportation, food service, appliance, automotive, commercial and consumer applications. We currently operate 16 manufacturing plants located throughout the United States, and we believe we are a low-cost producer in many of our product lines. We operate through three operating business segments: Plastic Films, Injection Molding and Profile Extrusion.

Plastic Films, which accounted for approximately 64% of our net sales in 2004, is a leading manufacturer of specialty plastic films. The Plastic Films segment is comprised of three operating divisions: (1) Stretch Films, (2) Custom Films and (3) Institutional Products. Stretch Films produces high-quality, multilayer plastic films used to cover, package and protect products for storage and transportation applications. We believe we are one of the largest producers of stretch films in the United States. Custom Films produces customized monolayer and multilayer specialty plastic films used as a substrate in multilayer laminates in foam padding for carpet, automotive and medical applications, and as industrial and protective packaging. Institutional Products converts custom films into disposable products such as tablecovers, gloves and aprons, which are used primarily in institutional foodservice.

Injection Molding, which accounted for approximately 29% of our net sales in 2004, is a leading manufacturer of both custom and proprietary injection molded products. Injection Molding produces a number of custom injection molded components that are sold primarily to original equipment manufacturers, or OEMs, in the home appliance, automotive parts, recreational vehicle and construction industries. Injection Molding also manufactures a line of proprietary plastic "cedar shake" siding panels for the home building industry and residential replacement market under the Cedarway® trade name.

Profile Extrusion, which accounted for approximately 7% of our net sales in 2004, is a manufacturer of custom extruded plastic products, primarily for use in consumer and commercial products, including recreational vehicles, mobile homes, residential doors and windows, office furniture and appliances. We believe we are one of the leading manufacturers of custom extruded plastic products for recreational vehicles.

Industry Overview

Plastic Films. We participate in the flexible plastic films industry, which generated approximately 13.1 billion pounds in 2003, according to a 2004 industry report from The Freedonia Group. The flexible plastic films industry is populated by a few large and many smaller firms. Smaller firms tend to compete in geographic areas to minimize transportation costs and focus on a few products for specialized or niche markets. Growth in the flexible plastic films industry is expected to be driven by the increased use of plastic films for packaging applications, primarily because of its performance and cost advantages over rigid packaging. Within the plastic films industry, we manufacture linear low-density polyethylene, or LLDPE, stretch films and custom films. Demand for LLDPE stretch films was approximately 1.1 billion pounds in 2003 according to The Freedonia Group. Growth in stretch films is driven by a favorable outlook for manufacturing activity and cost and performance advantages over competing materials. Demand for LLDPE based custom films was approximately 1.4 billion pounds in 2003, according to the The Freedonia Group. Growth in custom films is driven by product differentiation and cost advantages over rigid packaging.

Injection Molding. Injection molding is among the most widely utilized industrial plastic processes, generating market demand of approximately 14.1 billion pounds of resin, or approximately $8.0 billion in revenue, in 2003 according to The Freedonia Group. The injection molding industry is highly fragmented with an emphasis on regional markets. Growth in injection molding is expected to be driven by the increased usage of plastic components for consumer products, appliances, automobiles, computers, medical devices and other applications.

Profile Extrusion. Much like the injection molding industry, the profile extrusion industry is highly fragmented with an emphasis on regional markets. Growth in the profile extrusion industry is expected to be driven primarily by the trend toward outsourcing by OEMs.

Our Business Strategies

Increase Market Penetration. While many of our businesses are leaders in the market segments they serve, we believe we have substantial opportunities to expand our customer base and deepen our market penetration. We are focused on increasing sales to new and existing customers by continuously improving existing products and expanding our product offerings through innovation. We believe we can increase market penetration and deepen our current customer relationships through the co-development of low-cost, high quality component parts in our Injection Molding segment. We continue to increase our penetration of the recreational vehicle and manufactured housing markets by enhancing our position as a low-cost provider and the introduction of new proprietary products. We are focused on expanding our customer base in our Plastic Films segment through enhanced customer service.

Expand Product Offerings. We have a history of new product development, and we plan to continue our successful product development efforts across all of our businesses. In particular, we will dedicate additional resources to expand our Injection Molding segment, where we believe there is an excellent opportunity to increase net sales and improve overall margin, and we expect to introduce new proprietary products in our Profile Extrusion segment, including a line of extruded siding accessories. Since the introduction of our "cedar shake" products in 2000, net sales from building products has grown from $0.7 million in 2000 to $20.8 million for 2004.

Maximize Operating Efficiencies. We continually seek to improve our operating efficiencies by reducing costs, increasing our recovery rates and maintaining operational flexibility. In order to achieve this goal, we will continue to make prudent investments in our operations and people. For example, we believe we can continue to achieve cost savings in our Plastic Films segment through further reduction of materials usage and labor through the use of statistical process improvement methods in our current manufacturing facilities. Additionally, we look to increase manufacturing efficiencies and profitability in our Injection Molding segment through the further use of robotics, streamlining materials flow and by focusing on waste reduction.

Pursue Acquisitions at Reasonable Valuations. We have experience in completing acquisitions and integrating them into our existing businesses as evidenced by our acquisitions of Rio Grande in October 2002 and LaVanture in November 2004. We believe this expertise will enable us to continue to identify and pursue attractive opportunities in the future. We will continue to seek acquisition candidates at reasonable valuations and integrate them into our existing operations.

Products

Stretch Film. We believe we are one of the largest producers of stretch films in the United States. We manufacture both monolayer and multilayer stretch films used primarily to wrap pallets of industrial and commercial goods for shipping or storage. Secondary markets for stretch film products include the bundling of non-palletized products such as carpet rolls, construction materials, furniture and paper. Stretch films are typically produced using linear low-density polyethylene resins and other materials, and are manufactured using both blown and cast extrusion processes to meet rigid customer specifications. We have over 400 SKU's in the machine wrap and hand wrap segment. We are one of the two original producers of stretch films and, as a result, our Linear branded products enjoy considerable brand equity. Our product offerings include our highly successful Advantage stretch film line, which incorporates three stretch films types, and is marketed under the Linear brand product family.

The principal attributes driving the demand for stretch films are as follows:

- *Load Containment.* Stretch film is puncture resistant and can be expanded up to 300% of its pre-stretch size, creating a "rubber band effect" that applies force evenly to a load, helping to prevent palletized products from shifting during the distribution and handling processes. The consistent load containment minimizes product damage and reduces total costs relative to other, less reliable packaging alternatives.
- *Cost Effectiveness.* Stretch film provides superior strength-to-weight ratios, is cheaper to produce, and results in the creation of less waste than alternative containment media. Materials such as strapping, banding, corrugated boxes and adhesives continue to be displaced by stretch films at an increasing rate due to heightened cost and waste reduction goals. In addition, the average stretch film requirement for pallet wrapping has decreased from nearly 30 ounces per load to less than 8 ounces per load as a result of manufacturing and resin technology improvements, which have enabled down-gauging.
- *Ease of Use.* Stretch film allows for the effective, simple containment of bulk goods and is less labor and time intensive than alternative containment media. Machine wrap represents approximately two-thirds of the market for stretch film and continues to grow in popularity due to advances in automated wrapping machinery.

Custom Films. We produce custom low-density and linear low-density polyethylene-based laminating, embossed and specialty films that serve the furniture, carpeting, textile, lamination, medical, beauty aids, manufacturing, and food packaging industries. Custom Films utilizes over 1,000 different formulae, resins and color combinations in the manufacturing of monolayer and multilayer films in a broad range of configurations, sizes and widths. The following are among the division's largest volume products:

- *Packaging Converter Films.* Converter film is primarily used for flexible packaging, lamination and surface printing, and can be produced in single wound sheeting, tubing or bag form. Converter film applications include thin, fractional gauge films used for packaging applications such as stand-up pouches and sealants used on multilayer structures to provide oxygen and moisture barriers nearly equivalent to foil or metal containers.
- *Masking Films.* Masking films are used to protect the surface of materials such as acrylic sheet, glass and metal during storage and transportation. These films incorporate a non-abrasive heat-activated adhesive in order to help bind them to the products' surfaces.
- *Foam and Nonwoven Lamination Films.* These films are engineered to be a carrier web and integral structural component of carpet pad foam and automotive trim components. In addition, lamination films are used to adhere to nonwoven substrates for medical product applications, including dental bibs, surgical draping and other protective medical related products.

- *Carpet, Furniture and Textile Packaging Films.* This high-strength packaging films category includes wide sheeting for wrapping textiles and protective bags for the shipment and storage of furniture and mattresses.

Custom Films also produces film for other market segments, including embossed films used by producers of personal care and disposable protective wear products, and smooth and embossed release films used by rubber, prepreg and molding compound manufacturers as a separation medium.

Institutional Products. Marketed under the Sta-Dri® brand name, we produce disposable consumer and institutional plastic products for the food service, party supply and school/collegiate markets. These product offerings are available in a variety of styles, colors, thickness levels and weights. Products produced include tablecovers and skirts, aisle runners, aprons, bibs, gloves, boots, freezer/storage bags, saddle pack bags, locker wrap and custom imprint designs.

Injection Molding. We produce custom thermoplastic components for small and large appliances, including refrigerators, air conditioners, dehumidifiers and dishwashers. The division also manufactures products for the automotive and building products markets.

In addition, Injection Molding manufactures a proprietary line of cedar replica building panels for siding applications in residential and commercial construction markets. The line includes a "cedar shake" panel for siding applications sold under the Cedarway® brand name and proprietary "half-round" accent panels. These products provide a maintenance-free, cost-effective, easy-to-install, long-lasting alternative to wood, vinyl and aluminum siding products.

Profile Extrusion. We produce and stock over 280 recreational vehicle components, and have grown our portfolio of building product related offerings to encompass 20 different products. The following are among the division's largest volume products:

- *Double-Utility Trim.* "Double-utility trim" is used in the siding industry and is manufactured under an exclusive licensing agreement.
- *PLY-J and Flex-Flash.* PLY-J flexible "J" channel siding trim and Flex-Flash flexible drip edge flashing products were developed to seal and finish round-top windows. These products offer built-in mildew, mold and UV inhibitors, are easy to cut and install, and are manufactured in a variety of colors for convenience. We trademarked the PLY-J name in 1998 and received a patent on the Flex-Flash design in 1999.
- *Fluted Outside Corner.* The Fluted outside corner is the newest of the extruded building components and is used primarily in the remodeling segment. This product is manufactured in a white color and has a highly defined and elegant look.

Sales and Marketing

Stretch Film. Under the Linear brand name, we sell stretch film nationally to approximately 400 distributors of industrial packaging and directly to several large end-users. More than 90% of our stretch film volume is sold to distributors through our direct sales organization.

Custom Films. We market specialty custom films for direct sale to end-users, as well as through distributors, with a majority of the division's sales completed on an order-by-order basis. Our Custom Films' sales and marketing personnel work closely with our technical group to develop specific solutions for a wide range of customer applications. The division is marketing its expanded coextrusion production capabilities in an effort to further penetrate the markets it serves.

Institutional Products. This division sells primarily through a nation-wide broker network to numerous customers in the institutional food service, hospital and janitorial supply and party supply/retail store markets. Sales to both resellers and end-market retailers are completed on an order-by-order basis.

Injection Molding. This division maintains an in-house sales and engineering staff that assists in the design of products to customer specifications, designs molds to produce those products, and oversees the construction of necessary molds. Its "program management" concept promotes early involvement with customers' engineers to assist with product and tooling design and the establishment of acceptable quality standards. Its Statistical Process Control, or SPC, systems enable it to meet these established quality standards on a cost-efficient basis. We believe that our ability to offer SPC quality assurance, as well as value-added secondary operations such as hot stamping, silk screening, and assembly provide us with a competitive advantage in selling to national accounts. Our personnel generate the majority of our sales. Independent sales representatives, calling primarily on industrial customers in the Midwest, account for the balance. Building products sales are conducted through a nationally recognized distribution and manufacturer's representative organization serving the building construction industry.

Profile Extrusion. In-house sales personnel who oversee a network of independent sales representatives conduct the Profile Extrusion division's marketing and sales activities. These representatives call on a diversified customer base in approximately 30 states. We supply many industries, including manufacturers of appliances, recreational vehicles, residential windows and doors, office furniture, building supplies and marine products.

Manufacturing and Raw Materials

Stretch Film. We manufacture our stretch film products utilizing both cast and blown extrusion technology in three facilities located in Sapulpa, Oklahoma; Nicholasville, Kentucky; and Fontana, California. We purchase several types of low density and linear low-density resins and other materials to manufacture our stretch film products.

Custom Films. We manufacture our custom film products at two plants located in Cartersville, Georgia and Mankato, Minnesota. Approximately 20 different types of resin, delivered in pellet form, and approximately 10 types of additives are used in the manufacturing process.

Institutional Products. This division sources film manufactured by Custom Films and converts the film into disposable poly gloves, bibs, aprons and tablecovers at its manufacturing facility in Mankato, Minnesota. Institutional Products is an automated converting facility and enjoys a low cost manufacturing position among North American suppliers with its "vertical integration-to-raw material" film supply.

Injection Molding. We operate molding presses ranging from 30 to 1,000 tons and related secondary equipment at seven plants located in Henderson, Kentucky; Ft. Smith, Arkansas; Warren, Ohio; LaVergne, Tennessee; Jackson, Tennessee; Alamo, Texas; and Elkhart, Indiana. The variety of equipment configurations and plant locations enables us to fulfill customer requirements, including multiple components, various press sizes and secondary operations.

Our injection molding customers generally place orders for products based on their production requirements for the following three to four months, with a non-binding estimate of requirements over six to 12 months. We believe that the relatively long production cycles for our customers make these estimates reliable. See Item 1, "Business - Backlog."

A wide variety of materials, such as acrylonitrile butabiene styrene, polystyrene, polyethylene, polycarbonate and nylon are used in the manufacturing process.

Profile Extrusion. We manufacture our extruded plastic parts at our three facilities located in Elkhart, Indiana. Five basic types of compound materials are used in the manufacturing process. These materials are polyvinyl chloride in both rigid and flexible forms, polyethylene, polypropylene and thermoplastic rubber.

The raw materials we use in the manufacture of our products are various plastic resins, primarily polyethylene. We select our suppliers on the basis of quality, price, technical support and service. We have contracts with resin manufacturers that allow us to achieve what we believe to be the best combination of price, resin availability and new product development support. We believe our relationships with our resin suppliers are good. We do not hedge the purchase of our raw materials. Virtually all of our plastic resin supplies are manufactured within the United States. Although the plastics industry has from time to time experienced shortages of plastic resins, to date, we have not experienced any such shortages. We believe that there are adequate sources available to meet our raw material needs.

We use over 300 million pounds of plastic resins annually. We believe that our large volume purchases of plastic resin have generally resulted in lower net raw material costs and enabled us to obtain shipments of raw materials even in periods of short supply.

The primary plastic resins we use are produced from petrochemical feedstock mostly derived from natural gas liquids. Based on the supply and demand cycles in the petrochemical industry, substantial cyclical price fluctuations can occur. Consequently, plastic resin prices often fluctuate, and such prices fluctuated significantly during 1999 through 2004. See Item 1, "Business - Factors That May Affect Future Results."

Competition

Our operating units face intense competition from numerous competitors, several of which have greater financial resources than we do. In addition, the markets for certain of our products are characterized by a low cost of entry or competition based primarily on price.

Plastic Films competes with a limited number of producers capable of national distribution and a greater number of smaller manufacturers that target specific regional markets and specialty film segments. Competition is based on quality, price, service (including the manufacturer's ability to supply customers in a timely manner), and product differentiation. We believe Plastic Films successfully competes on the basis of its established reputation for service and quality, as well as its position as an innovative, efficient, low-cost producer.

Injection Molding competes in a highly fragmented segment of the plastics industry, with a large number of regional manufacturers competing on the basis of customer service (including timely delivery and engineering/design capabilities), quality, and price. We believe that our custom injection molding business successfully competes based on its ability to offer extensive customer service, manufacturing efficiencies, and a wide range of production capabilities. Our proprietary building products business competes with large and well-established suppliers to the industry and competes on the basis of product differentiation and service. Our cedar replica siding is recognized as having the most authentic appearance and is offered in the broadest array of colors in the industry.

Profile Extrusion competes regionally with a number of smaller extruders that focus on specialized niche markets. Competition is driven primarily by cost, quality, and service levels. We believe that Profile Extrusion successfully competes based on its competitive cost structure, high service levels, strong production capabilities and efficiencies, and broad geographic reach.

Backlog

Our total backlog at December 31, 2004 was approximately $29.1 million, compared to approximately $17.7 million at December 31, 2003. We do not consider any specific month's backlog to be a significant indicator of sales trends due to the various factors that influence backlog, such as price changes, which lead to customer inventory order adjustments.

Information Concerning Atlantis Plastics

We make our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K (and all amendments to these reports), together with all reports filed pursuant to Section 16 of the Securities Exchange Act of 1934 by our officers, directors, and beneficial owners of 10% or more of our common stock, available free of charge through the "Investors" link at our website, located at www.atlantisplastics.com, as soon as reasonably practicable after they are filed with or furnished to the SEC. Information included on our website is expressly not incorporated by reference into this Annual Report on Form 10-K.

Additionally, we have adopted a written Code of Ethics that applies to our principal executive officer and senior financial officers. This Code of Ethics is available free of charge through the "Corporate Governance" link on our website.

Employees

As of December 31, 2004, we employed 1,377 persons, compared with 1,347 persons at December 31, 2003. None of our employees are covered by collective bargaining agreements, and we believe that we have good relations with our employees.

Patents and Trademarks

We have registered various trademarks with the United States Patent and Trademark Office and certain overseas trademark regulatory agencies. We also have applications pending for the registration of patents and other trademarks. We believe that our trademark position is adequately protected in all markets in which we do business. Plastic Films produces certain stretch film products under non-exclusive licenses granted by ExxonMobil Corporation, which are coterminous with the duration of ExxonMobil's underlying patents.

Environmental Regulation

Actions by federal, state and local governments concerning environmental matters could result in laws or regulations that could increase the cost of producing the products we manufacture or otherwise adversely affect the demand for our products. At present, environmental laws and regulations do not have a material adverse effect upon the demand for our products. Certain local governments have adopted ordinances prohibiting or restricting the use or disposal of certain plastic products that are among the types we produce.

In addition, certain of our operations are subject to federal, state and local environmental laws and regulations that impose limitations on the discharge of pollutants into the air and water and establish standards for the treatment, storage and disposal of solid and hazardous wastes. Historically, we have not had to make significant capital expenditures for compliance with such laws and regulations.

While we cannot predict with any certainty our future capital expenditure requirements for environmental regulatory compliance because of continually changing compliance standards and technology, we have not currently identified any of our facilities as requiring major expenditures for environmental remediation or to achieve compliance with environmental regulations. Accordingly, we have not accrued any amounts relating to achieving compliance with currently promulgated environmental laws and regulations. See Item 1, "Business - Factors That May Affect Future Results."

Factors That May Affect Future Results

An investment in our common stock involves a high degree of risk. You should carefully consider the factors described below, in addition to those discussed elsewhere in this report, in analyzing an investment in the common stock. If any of the events described below occurs, our business, financial condition and results of operations would likely suffer and the trading price of our common stock could fall.

The following factors could cause our actual results to differ materially from those projected in forward-looking statements, whether made in this 10-K, annual or quarterly reports to shareholders, future press releases, SEC filings or orally, whether in presentations, responses to questions or otherwise. See "Note Regarding Forward-Looking Statements."

Our substantial indebtedness could adversely affect our financial health and prevent us from fulfilling future obligations.

As of March 22, 2005, we had \$195 million of outstanding indebtedness, approximately \$110 million in cash and cash equivalents and an additional approximate \$23.4 million of unused availability under our new credit facilities, net of outstanding letters of credit of \$1.6 million. Substantially all of the \$110 million in cash and cash equivalents will be used to pay a special dividend of \$103.2 million to our stockholders and \$4.4 million of option cancellation payments in April 2005.

Our substantial indebtedness could have negative consequences. For example, it could:

- increase our vulnerability to general adverse economic and industry conditions;
- require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, product development efforts and other general corporate purposes;

- limit our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate, including our ability to pursue attractive acquisition opportunities;
- place us at a competitive disadvantage compared to our competitors that have less debt; and
- limit our ability to borrow additional funds.

In addition, our credit agreements contain financial and other restrictive covenants that limit our ability to engage in activities that may be in our long-term best interests. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our debts.

We face intense competition that could result in our losing or failing to gain market share and adversely affect our results of operations.

We face intense competition from numerous competitors, several of which have greater financial resources than us. In addition, the markets for certain of our products are characterized by low cost of entry or competition based primarily on price. This intense competition could result in pricing pressures, lower sales, reduced margins and lower market share.

Plastic Films competes with a limited number of producers capable of national distribution and a greater number of smaller manufacturers that target specific regional markets and specialty film segments competing on the basis of quality, price, service (including the manufacturer's ability to supply customers in a timely manner) and product differentiation.

Injection Molding competes in a highly fragmented segment of the plastics industry, with a large number of regional manufacturers competing on the basis of customer service (including timely delivery and engineering/design capabilities), quality, product differentiation and price. Our building products business competes with large and well-established suppliers to the industry, competing on the basis of product differentiation and service.

Profile Extrusion competes regionally with a number of smaller extruders that focus on specialized niche markets, competing on the basis of cost, quality and service levels.

There can be no assurance that we will continue to compete successfully in the markets for our products or that competition in such markets will not intensify.

Our financial performance is dependent on raw material prices and our ability to pass on price increases to customers.

The primary raw materials we use in the manufacture of our products are various plastic resins, primarily polyethylene. Our financial performance therefore is dependent to a substantial extent on the polyethylene resin market. The capacity, supply and demand for plastic resins and the petrochemical intermediates from which they are produced are subject to substantial cyclical price fluctuations and other market disturbances, including supply shortages. Consequently, plastic resin prices may fluctuate as a result of changes in natural gas and crude oil prices. While we attempt to pass through changes in the cost of our raw materials to our customers in the form of price increases, we cannot be assured that we will be able to do so in the future. To the extent that increases in the cost of plastic resins cannot be passed on to our customers, or the duration of time lags associated with a pass through becomes significant, such increases may have a material adverse effect on our profitability. Furthermore, during periods when resin prices are falling, gross profits may suffer, as we will be selling products manufactured with resin purchased one to two months prior at higher prices.

Sales to one of our customers accounted for 13% of our net sales in 2004, and the loss of sales to that customer could harm our business, financial condition and results of operations.

Sales to Whirlpool Corporation accounted for 13% of our net sales in 2004. A significant reduction in Whirlpool's volume, or the loss of Whirlpool as a customer, could have a material adverse effect on our business, financial condition and results of operations.

Our acquisitions carry risks.

Acquisitions and investments, including our recent acquisition of certain assets of LaVanture, involve numerous risks such as diversion of senior management's attention, unsuccessful integration of the acquired entity's personnel, operations, technologies and products, lack of market acceptance of new services and technologies or a shift in industry dynamics that negatively impacts the forecasted demand for the new products. Impairment of goodwill and intangible assets may result if these risks materialize. There can be no assurance that an acquired business, including LaVanture, will perform as expected or generate significant net sales or profits. In addition, acquisitions may involve the assumption of obligations or significant one-time write-offs. In order to finance any future acquisitions, we may need to raise additional funds through public or private financings.

Our business may suffer if any of our key senior executives discontinues employment with us or if we are unable to recruit and retain highly qualified employees.

Our future success depends to a large extent on the services of our key managerial employees. We may not be able to retain our executive officers and key personnel or attract additional qualified management in the future. Our business also depends on our continuing ability to recruit, train and retain highly qualified employees. The competition for these employees is intense, and the loss of these employees could harm our business.

Our intellectual property rights may be inadequate to protect our business.

We attempt to protect our intellectual property rights through a combination of intellectual property laws, including patents. Our failure to obtain or maintain adequate protection of our intellectual property rights for any reason could have a material adverse effect on our business, results of operations and financial condition.

We also rely on unpatented proprietary technology. It is possible that others will independently develop the same or similar technology or otherwise obtain access to our unpatented technology. If we are unable to maintain the proprietary nature of our technologies, we could be materially adversely affected.

We rely on our trademarks, trade names and brand names to distinguish our products from the products of our competitors, and have registered or applied to register many of these trademarks. We cannot assure you that our trademark applications will be approved. Third parties may also oppose our trademark applications, or otherwise challenge our use of the trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition, and could require us to devote resources advertising and marketing new brands. Further, we cannot be assured that competitors will not infringe our trademarks, or that we will have adequate resources to enforce our trademarks.

If third parties claim that we infringe upon their intellectual property rights, our operating profits could be adversely affected.

We face the risk of claims that we have infringed third parties' intellectual property rights. Any claims of patent or other intellectual property infringement, even those without merit, could:

- be expensive and time consuming to defend;
- cause us to cease making, licensing or using products that incorporate the challenged intellectual property;
- require us to redesign, reengineer, or rebrand our products, if feasible;
- divert management's attention and resources; or
- require us to enter into royalty or licensing agreements in order to obtain the right to use a third party's intellectual property.

Any royalty or licensing agreements, if required, may not be available to us on acceptable terms or at all. A successful claim of infringement against us could result in our being required to pay significant damages, enter into costly license or royalty agreements, or stop the sale of certain products, any of which could have a negative impact on our operating profits and harm our future prospects.

If our products infringe on the intellectual property rights of others, we may be required to indemnify our customers for any damages they suffer.

We generally indemnify our customers with respect to infringement by our products of the proprietary rights of third parties. Third parties may assert infringement claims against our customers. These claims may require us to initiate or defend protracted and costly litigation on behalf of our customers, regardless of the merits of these claims. If any of these claims succeed, we may be forced to pay damages on behalf of our customers or may be required to obtain licenses for the products they use. If we cannot obtain all necessary licenses on commercially reasonable terms, our customers may be forced to stop using our products.

Environmental, health and safety matters could require material expenditures and changes in our operations.

We are subject to various environmental, health and safety laws and regulations which govern our operations and which may adversely affect our production costs. Actions by federal, state and local governments concerning environmental, health and safety matters could result in laws or regulations that could increase the cost of producing the products we manufacture or otherwise adversely affect the demand for our products. Certain local governments have adopted ordinances prohibiting or restricting the use or disposal of certain plastic products that are among the types we produce. If such prohibitions or restrictions were widely adopted, it could have a material adverse effect on our business, financial condition and results of operations. In addition, a decline in consumer preference for plastic products due to environmental considerations could have a material adverse effect on our business, financial condition and results of operations.

In addition, certain of our operations are subject to federal, state and local environmental laws and regulations that impose limitations on the discharge of pollutants into the air and water and establish standards for the treatment, storage and disposal of solid and hazardous wastes. Non-compliance could subject us to material liabilities, such as fines, damages, criminal or civil sanctions and remediation costs, or result in interruptions in our operations. We believe our operations are currently in substantial compliance with these laws and regulations. However, we cannot assure you that we have been or will be at all times in compliance with all of these requirements and that the resolution of these environmental matters will not have an adverse effect on our results of operations, financial condition and cash flows in any given period.

Under certain environmental laws, liability for the cleanup of contaminated sites can be imposed retroactively and on a joint and several basis. We could be held responsible for all cleanup costs at a site, whether currently or formerly owned or operated as well as third party sites to which we may have sent waste, and regardless of fault or the legality of the original disposal. While we are not currently aware of contaminated or Superfund sites as to which material outstanding claims or obligations exist, there may be additional sites or contaminants of which we are unaware. The discovery of currently unknown contaminants or the imposition of cleanup obligations could have a material adverse effect on our results of operations or financial condition.

Environmental laws and regulations are complex, and both the laws and regulations and the interpretation thereof, change frequently and have tended to become more stringent over time. Future developments could restrict or eliminate the use of, or require us to make modifications to our products, which could have a material adverse effect on our results of operations, financial condition and cash flows in any given period. Although we cannot predict with any certainty our future capital expenditure requirements for environmental regulatory compliance, we have not currently identified any of our facilities as requiring major expenditures for environmental remediation or to achieve compliance with environmental regulations. Accordingly, we have not accrued any amounts relating to such expenditures. We do not currently have any insurance coverage for environmental liabilities and do not anticipate obtaining such coverage in the future.

Our major shareholder has significant influence over our business and could delay, deter or prevent a change of control or other business combination.

As of December 31, 2004, Earl Powell, our Chairman of the Board, holds approximately 46.7% of our voting power, and is able to exert significant control over our affairs, including the election of a majority of our board, the appointment of our management, the entering into of mergers, sales of substantially all of our assets and other extraordinary transactions. His interests could conflict with those of our other shareholders.

ITEM 2. PROPERTIES

Our headquarters consists of approximately 11,400 square feet of office space, with an annual lease payment of approximately $162,000.

The following table describes the manufacturing facilities we own or lease as of December 31, 2004. Substantially all of the owned facilities are pledged as collateral for debt. We believe that our manufacturing facilities are adequate to meet current needs and increases in sales volume for the foreseeable future.

Segment and Location	Owned or Leased	Building Area (square feet)
Plastic Films:		
Stretch Films, Sapulpa, Oklahoma	Owned	126,544
Stretch Films, Nicholasville, Kentucky	Owned	130,000
Stretch Films, Fontana, California	Leased	95,080
Custom Films, Mankato, Minnesota	Owned	140,000
Institutional Products, Mankato, Minnesota	Leased	65,000
Custom Films, Cartersville, Georgia	Leased	58,500
Injection Molding:		
Injection Molding, Henderson, Kentucky	Owned	133,000
Injection Molding, Jackson, Tennessee	Owned	50,835
Injection Molding, Ft. Smith, Arkansas	Owned	135,000
Injection Molding, Warren, Ohio	Owned	54,131
Injection Molding, LaVergne, Tennessee	Leased	38,000
Injection Molding, Alamo, Texas	Leased	98,000
Injection Molding, Elkhart, Indiana	Leased	22,000
Profile Extrusion:		
Profile Extrusion, Elkhart, Indiana.	Owned	88,000
Profile Extrusion, Elkhart, Indiana	Leased	35,200
Profile Extrusion, Elkhart, Indiana	Leased	63,300

ITEM 3. LEGAL PROCEEDINGS

From time to time we may become a party to various legal proceedings arising in the ordinary course of our business. We are not presently a party to any litigation where the outcome is expected to have a material adverse effect on our consolidated financial condition or results of operations.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matter was submitted to a vote of security holders, through the solicitation of proxies or otherwise, during the quarter ended December 31, 2004.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Effective March 9, 2005, our Class A Common Stock is traded on The NASDAQ Stock Market and the Pacific Stock Exchange under the symbol "ATPL." Prior to this date, our Class A Common Stock was traded on the American Stock Exchange (the "AMEX") and the Pacific Stock Exchange under the symbol "AGH." The following table sets forth the high and low sales prices for the Class A Common Stock on the AMEX for each quarter of the years 2004 and 2003:

	High	Low
2004		
First Quarter	$15.50	$12.00
Second Quarter	$18.40	$14.25
Third Quarter	$19.25	$11.69
Fourth Quarter	$17.80	$13.99
2003		
First Quarter	$5.25	$4.65
Second Quarter	$8.00	$4.70
Third Quarter	$7.82	$6.58
Fourth Quarter	$13.00	$7.10

There is no public market for our Class B Common Stock. Each share of Class B Common Stock is convertible, at the option of the holder, into one share of Class A Common Stock.

As of February 28, 2005, there were 145 holders of record of Class A Common Stock and 15 holders of record of Class B Common Stock.

Dividends

We did not declare or pay any dividends during the year ended December 31, 2004. On March 22, 2005, our Board of Directors declared a special, one-time cash dividend of $12.50 per Common share, payable April 8, 2005, to stockholders of record as of April 1, 2005. The dividend will aggregate approximately $103.2 million and will be funded by the proceeds from our new financing agreement entered into on March 22, 2005.

ITEM 6. SELECTED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with our Consolidated Financial Statements and the Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations," which are included elsewhere in this report.

Years Ended December 31,	**2004**	**2003**	**2002**	**2001**	**2000**
(in millions, except per share data)					
Operating Data					
Net sales	$347.8	$289.1	$248.6	$247.8	$250.3
Net income	11.5	8.2	2.4	0.7	0.2
Goodwill amortization*	-	-	-	1.8	1.6
Per Share Data					
Net income:					
Basic earnings per common share	$1.49	$1.08	$0.31	$0.10	$0.03
Diluted earnings per common share	$1.42	$1.06	$0.31	$0.10	$0.03
Financial Data					
Total assets	$213.3	$185.7	$175.6	$169.6	$175.5
Total debt	87.7	77.2	88.9	88.9	98.6
Cash dividends declared per common share	-	-	-	-	-

* The Company adopted Statement of Financial Accounting Standards No. 142 during 2002, which requires, among other items, the cessation of recording goodwill amortization.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are a leading U.S. manufacturer of high quality specialty plastic films and custom molded and extruded plastic products used for storage and transportation, food service, appliance, automotive, commercial and consumer applications. We currently operate 16 manufacturing facilities, and we believe we are a low-cost producer in many of our product lines. We operate through three operating business segments: Plastic Films, Injection Molding and Profile Extrusion.

Plastic Films, which accounted for approximately 64% of our net sales in 2004, is a leading manufacturer of specialty plastic films. Plastic Films is comprised of three operating divisions: Stretch Films, Custom Films and Institutional Products. Stretch Films produces high-quality, multilayer plastic films that are used to cover, package and protect products for storage and transportation applications. We believe we are one of the largest producers of stretch films in the United States. Custom Films produces customized monolayer and multilayer specialty plastic films used as a substrate in multilayer laminates in foam padding for carpet, automotive and medical applications, and as industrial and protective packaging. Institutional Products converts custom films into disposable products such as tablecovers, gloves and aprons, which are used primarily in institutional food service.

Injection Molding, which accounted for approximately 29% of our net sales in 2004, is a leading manufacturer of both custom and proprietary injection molded products. Injection Molding produces a number of custom injection molded components that are sold primarily to original equipment manufacturers in the home appliance, automotive parts, recreational vehicle and construction industries. Injection Molding also manufactures a line of proprietary plastic "cedar shake" siding panels for the home building industry and residential replacement market under the Cedarway® trade name.

Profile Extrusion, which accounted for approximately 7% of our net sales in 2004, is a manufacturer of custom extruded plastic products, primarily for use in consumer and commercial products, including recreational vehicles, mobile homes, residential doors and windows, office furniture and appliances. We believe we are one of the leading manufacturers of custom extruded plastic products for recreational vehicles.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. Note 1 to our consolidated financial statements describes the significant accounting policies and methods used in the preparation of these financial statements. The preparation of these financial statements also requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, our management evaluates these estimates, including those related to revenue recognition, intangible assets, sales returns and allowances, bad debts and contingencies. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue recognition and accounts receivable: We recognize revenue upon shipment of our products to customers, giving consideration to product shipping terms. Receivables are currently due from customers based on negotiated payment terms. The allowance for doubtful accounts is recorded based on specific review and analysis of customer account balances and historical trends. The allowance for sales returns is recorded based on management's estimate of product returns, primarily based on historical trends. We perform ongoing credit assessments of our customers and adjust credit limits based upon payment history, the customer's current credit worthiness and any other relevant customer specific credit information. While historical credit losses have been within our expectations and the provisions established, it is possible that future credit losses could be higher or lower.

Inventories: Inventories are stated at the lower of cost (first-in, first-out) or market. Cost includes materials, labor and overhead. Market, with respect to all inventories, is replacement cost or net realizable value. Management periodically reviews inventory to determine the necessity of reserves for excess, obsolete or unsaleable inventory. These reviews require management to assess customer and market demand. These estimates may differ from actual results, in which case we may have overstated or understated the reserve required for excess, obsolete or unsaleable inventory.

Goodwill: We review goodwill and identifiable intangible assets for impairment on an annual basis or on an interim basis if an event occurs that might reduce the fair value of the goodwill or identifiable intangible assets below their carrying value. An impairment loss would be recognized based on the difference between the carrying value of the asset and its estimated fair value, which would be determined based on either discounted future cash flows or other appropriate valuation methods.

Specifically, we have net goodwill, which represents the purchase price over the fair value of identifiable assets and liabilities of acquired businesses, of $51.4 million and accumulated amortization of $22.5 million at December 31, 2004. Net goodwill and accumulated amortization were $47.2 million and $22.5 million, respectively, at December 31, 2003. Based upon our analysis, we have determined there has been no impairment of goodwill as of December 31, 2004 in accordance with SFAS 142.

Although we currently believe that the estimates of each reporting unit's fair value used in the evaluation of goodwill are reasonable, differences between actual and expected revenue, operating results, and cash flow could cause these assets to be deemed impaired. If this were to occur, we would be required to charge to earnings the write-down in value of such assets, which could have a material adverse effect on our results of operations and financial position.

Self Insurance: We are self-insured for the majority of our group health insurance costs, subject to specific retention levels. The reserve for health insurance claims incurred but not paid is based on historical claims information. In addition, we are self-insured for the majority of our worker's compensation costs. We establish reserves for worker's compensation claims utilizing insurance industry loss development factors as well as specific estimates of settlement costs for individual claims. While we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may have a material effect on our group health insurance and worker's compensation costs.

Net sales, gross profit, and operating income for our business segments for the years ended December 31, 2004, 2003, and 2002, were as follows (in thousands):

Years Ended December 31,	**2004**		**2003**		**2002**	
Net Sales	**Amount**	**% Net Sales**	**Amount**	**% Net Sales**	**Amount**	**% Net Sales**
Plastic Films	$222,221	64%	$186,431	65%	$165,013	66%
Injection Molding	99,899	29%	81,345	28%	61,807	25%
Profile Extrusion	25,682	7%	21,322	7%	21,766	9%
Total	$347,802	100%	$289,098	100%	$248,586	100%
Gross Profit	**Amount**	**% Net Sales**	**Amount**	**% Net Sales**	**Amount**	**% Net Sales**
Plastic Films	$ 34,891	16%	$ 30,021	16%	$ 24,494	15%
Injection Molding	15,592	16%	11,893	15%	9,584	16%
Profile Extrusion	5,985	23%	5,026	24%	5,819	27%
Total	$ 56,468	16%	$ 46,940	16%	$ 39,897	16%
Operating Income	**Amount**	**% Net Sales**	**Amount**	**% Net Sales**	**Amount**	**% Net Sales**
Plastic Films	$ 12,995	6%	$ 11,092	6%	$ 5,290	3%
Injection Molding	7,406	7%	4,765	6%	3,001	5%
Profile Extrusion	3,358	13%	2,688	13%	3,150	14%
Total	$ 23,759	7%	$ 18,545	6%	$ 11,441	5%

Comparison of Years Ended December 31, 2004 and 2003

Net Sales

Net sales increased to $347.8 million in 2004, compared with $289.1 million in 2003, a 20% increase. Net sales for our Plastic Films segment increased to $222.2 million in 2004, compared with $186.4 million in 2003, a 19% increase. This increase was the result of a 10% increase in sales volume (measured in pounds) as well as increases in average selling prices in 2004. Net sales for our Injection Molding segment increased to $99.9 million in 2004, compared with $81.3 million in 2003, a 23% increase. This increase was the result of growth within both the segment's building products business and custom injection molded products business. Net sales for our Profile Extrusion segment increased to $25.7 million in 2004, compared with $21.3 million in 2003, a 21% increase. This increase was primarily attributable to increased demand in both the manufactured housing and office furniture sectors.

Gross Profit

Gross profit, as a percentage of net sales, remained flat at 16% in 2004, when compared with 2003. During 2004, our Plastic Films segment experienced volatility in raw material prices with average raw material prices increasing 13%. Despite the volatility in raw material prices, our Plastic Films segment's gross margin remained steady at 16% in 2004 compared with 2003, due to our ability to pass through raw material cost increases. In our Injection Molding segment, gross margin increased to 16% in 2004, compared with 15% in 2003. This increase was primarily due to growth within the building products and custom molded products businesses. Our Profile Extrusion segment's gross margin decreased to 23% in 2004 from 24% in 2003. This decrease can be attributed primarily to increases in raw material costs, which were not fully passed through to customers.

Selling, General and Administrative Expense

Our selling, general and administrative ("SG&A") expense increased to $32.7 million in 2004 compared with $28.4 million in 2003. SG&A expenses as a percentage of net sales decreased in 2004 to 9% from 10% in 2003.

Net Interest Expense and Income Taxes

Interest expense, net of interest income, decreased 3% to $5.6 million in 2004 from $5.8 million in 2003. The decrease was the result of lower average borrowings and lower average interest rates in 2004.

Our effective income tax rate was 37% for both 2004 and 2003. The effective income tax rate differed from the applicable federal statutory rate due to the effect of state income taxes.

Income

As a result of the factors described above, operating income increased to $23.8 million, or 7% of net sales, in 2004, compared with $18.5 million, or 6% of net sales, in 2003. Net income and earnings per share amounts were as follows:

	2004	2003
Net income	$11.5 million	$8.2 million
Basic earnings per share	$1.49	$1.08
Diluted earnings per share	$1.42	$1.06

Comparison of Years Ended December 31, 2003 and 2002

Net Sales

Net sales increased to $289.1 million in 2003, compared with $248.6 million in 2002, a 16% increase. Net sales for our Plastic Films segment sales increased to $186.4 million in 2003, compared with $165.0 million in 2002, a 13% increase. This increase was primarily the result of a 17% increase in average selling prices in 2003, which was partially offset by a 3% decline in sales volume (measured in pounds). Net sales for our Injection Molding segment increased to $81.3 million in 2003, compared with $61.8 million in 2002, a 32% increase. This increase was primarily the result of the acquisition of Rio Grande Plastic Products, Inc. in October 2002, which contributed approximately $9.8 million in net sales during the year, as well as growth within the segment's building products business. Net sales for our Profile Extrusion segment decreased to $21.3 million in 2003, compared with $21.8 million in 2002, a 2% decrease. This decrease was primarily attributable to softer demand in the first half of the year in both the manufactured housing and office furniture sectors.

Gross Profit

Gross profit, as a percentage of net sales, remained flat at 16% in 2003, when compared with 2002. During 2003, our Plastic Films segment experienced volatility in raw material prices with average raw material prices increasing 23%. Despite the volatility in raw material prices, our Plastic Films segment's gross margin increased to 16% in 2003 compared with 15% in 2002, due to our ability to pass through raw material cost increases. In our Injection Molding segment, gross margin decreased to 15% in 2003, compared with 16% in 2002. This decrease was primarily due to start up costs incurred on new business. Our Profile Extrusion segment's gross margin decreased to 24% in 2003 from 27% in 2002. This decrease can be attributed primarily to increases in raw material costs, which were not fully passed through to customers.

Selling, General and Administrative Expense

Our selling, general and administrative ("SG&A") expense decreased slightly to $28.4 million in 2003, compared with $28.5 million in 2002. SG&A expenses as a percentage of net sales decreased in 2003 to 10% from 11% in 2002.

Net Interest Expense and Income Taxes

Interest expense, net of interest income, decreased 24% to $5.8 million in 2003 from $7.6 million in 2002. The decrease was the result of lower average interest rates and lower average borrowings in 2003.

Our 2003 and 2002 effective income tax rate was 37% and 38%, respectively. The 2003 and 2002 effective income tax rate differed from the applicable federal statutory rate due to the effect of state income taxes.

Income

As a result of the factors described above, operating income increased to $18.5 million, or 6% of net sales, in 2003, compared with $11.4 million, or 5% of net sales, in 2002. Net income and earnings per share amounts were as follows:

	2003	2002
Net income	$8.2 million	$2.4 million
Basic earnings per share	$1.08	$0.31
Diluted earnings per share	$1.06	$0.31

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2004, we had $87.7 million of outstanding indebtedness, $0.1 million in cash and cash equivalents, and an additional $16.3 million of unused availability under the then existing credit facility, net of outstanding letters of credit of approximately $1.6 million. Substantially all of our accounts receivable, inventories and property and equipment were pledged as collateral under this credit facility. Our principal needs for liquidity, on both a short and long-term basis, relate to working capital (principally accounts receivable and inventories), debt service, and capital expenditures. Our working capital, defined as current assets less current liabilities, at December 31, 2004 totaled $45.0 million (including cash and cash equivalents of $0.1 million), compared to $25.9 million (including cash and cash equivalents of $3.0 million) at December 31, 2003.

On November 9, 2004, we acquired the business and certain assets and also assumed certain specific liabilities of LaVanture Plastics Extrusion Technologies, Inc., and Molded Designs Technology, Inc., (collectively "LaVanture"). LaVanture manufactures profile extruded and injection molded plastic products primarily for OEMs in the recreational vehicle industry. The purchase price of $10 million was funded by borrowings in connection with an amendment to our credit facility. The amendment, effective November 9, 2004, increased the availability of our credit facility from $110 million to $120 million, and increased the amount drawn by $10 million. The amendment also changed certain covenants of our credit facility, including the maximum funded debt to EBITDA (earnings before interest, taxes, depreciation and amortization), capital expenditure limitation, and minimum EBITDA requirements. We have also recorded a holdback reserve of approximately $500,000, which will be paid to the former owners of LaVanture upon satisfaction of outstanding previous obligations, or by June 30, 2005.

On March 22, 2005, we completed the syndication of a new $220 million secured financing provided by a syndicate of banks and financial institutions. The new financing includes a $25 million revolving credit facility maturing March 2011, a $120 million senior secured term loan facility maturing in September 2011 and a $75 million junior secured term loan facility maturing in March 2012. Substantially all of our accounts receivable, inventories and property and equipment are pledged as collateral under this credit facility. The proceeds of the facility were used to repay our existing senior secured debt of $83.9 million outstanding on March 22, 2005 and to pay related fees and expenses. The remainder of the proceeds will be used to pay a special dividend to our shareholders and to provide ongoing working capital. Along with the special dividend payment, we will pay approximately $4.4 million to holders of outstanding stock options in exchange for the cancellation of these options on the date the dividend is paid. (See below for further discussion). In conjunction with the cancellation of our previous credit facility, we will expense approximately $3.8 million of deferred financing costs associated with the old facility during the first quarter of fiscal 2005. Additionally, we will expense approximately $500,000 of non-recurring financing expenses associated with a financing that was not consummated during January 2005.

On March 22, 2005, our Board of Directors declared a special, one-time cash dividend of $12.50 per common share, payable April 8, 2005, to shareholders of record as of April 1, 2005. This dividend will aggregate approximately $103.2 million and will be funded by the proceeds from our new financing arrangement. This dividend payment was contingent upon our reincorporation in the state of Delaware, which was approved by our shareholders and completed on March 15, 2005.

On March 15, 2005, our shareholders approved the amendment and restatement of our 2001 Stock Award Plan. The amended and restated Plan increased the number of shares available for grant from 500,000 to 865,000 and allows us to grant stock based awards other than stock options, such as stock appreciation rights, restricted stock, stock units, bonus stock, dividend equivalents, other stock related awards and performance awards that may be settled in cash, stock, or other property.

On January 31, 2005, we agreed to cancel certain outstanding stock options of Anthony F. Bova, President and Chief Executive Officer, which would have otherwise expired on that date. In exchange for the cancellation of his 350,000 shares, Mr. Bova will receive a cash payment of approximately $2.4 million on the date of the special dividend payment. The purpose of this option cancellation agreement is to provide Mr. Bova with a payment similar to the dividend he would otherwise have received on the shares issuable upon the exercise of the options cancelled.

On March 11, 2005, we agreed to cancel the outstanding stock options of certain of our management, officers and directors (the "Participants") for cash payments of approximately $2.0 million in aggregate in anticipation of the one-time dividend payment. The purpose of the option cancellation arrangements is to provide each Participant with a payment similar to the dividend he or she would otherwise have received on the shares issuable upon the exercise of the options to be cancelled. Accordingly, on the date the special dividend is paid to our shareholders, we will cancel an aggregate of 225,800 outstanding stock options previously granted to the Participants.

As a result of the option cancellations described above, we expect to record related compensation expense in the amount of $408,000 during fiscal 2005 in accordance with the provisions of FAS 123R, which we adopted on January 1, 2005.

We presently do not have any material commitments for future capital expenditures and expect to meet our short and long-term liquidity needs with cash on hand, funds generated from operations, and funds available under our senior credit facility. We believe our cash flows from operations, available cash and available borrowings under our new credit facility will be adequate to meet our future liquidity needs for at least the next few years. See Item 1, "Business - Factors That May Affect Future Results."

Cash Flows from Operating Activities

Net cash provided by operating activities was approximately $7.0 million in 2004, compared with $21.0 million in 2003. The difference between our net income in 2004 of $11.5 million and our $7.0 million operating cash flow was primarily attributable to approximately $11.3 million of depreciation expense and a $4.1 million increase in accounts payable and accrued expenses offset by a $6.4 million increase in accounts receivable, due to a higher level of sales, and a $13.7 million increase in inventories primarily due to higher resin prices and a larger level of raw materials inventory.

Cash Flows from Investing Activities

Net cash used for investing activities in 2004 totaled $22.3 million, compared with $7.0 million in 2003. The cash used for investing activities in 2004 included $9.4 million for the purchase of LaVanture and $12.9 million of capital expenditures related to capacity expansion within our building products and custom injection molding businesses. The cash used for investing activities in 2003 of $7.0 million consisted entirely of capital expenditures.

We expect that our capital expenditures will aggregate approximately $15.0 million in fiscal 2005. This amount is comprised of approximately $8.5 million to fund expansion, primarily for our custom films business and our injection molding business, and $6.5 million for maintenance capital expenditures.

Cash Flows from Financing Activities

Net cash provided by financing activities was $12.4 million in 2004, compared with net cash used for financing activities of $12.2 million in 2003. The cash provided by financing activities in 2004 reflects net borrowings of $10.5 million under our credit facilities, proceeds from the exercise of stock options of $1.0 million and repayments on notes receivable from shareholders of $0.8 million. The cash used for financing activities in 2003 reflects net debt repayments of $11.7 million and $1.1 million of refinancing costs associated with the senior credit facility, partially offset by $0.3 million in repayments on notes receivable from shareholders and $0.3 million of proceeds from the exercise of stock options.

The following table summarizes our contractual obligations, including those resulting from the repayment of our credit facilities existing as of December 31, 2004 with the proceeds of our new debt facility entered into on March 22, 2005 as well as the repayment obligations under our new debt facility, and the effect such obligations are expected to have on our liquidity and cash flows in future periods (in thousands):

	Maturity less 1 yr	Maturity 1-3 yrs	Maturity 4-5 yrs	Maturity over 5 yrs
Debt principal	$ 88,646	$ 2,400	$ 2,400	$ 189,300
Operating leases	3,890	6,380	3,017	368
Total commitments	$ 92,536	$ 8,780	$ 5,417	$ 189,668

Recent Accounting Pronouncements

On December 16, 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123R, "*Share-Based Payment*" ("SFAS 123R"), which is a revision of FASB Statement No. 123, "*Accounting for Stock-Based Compensation*" and supersedes Accounting Principles Board Opinion No. 25, "*Accounting for Stock Issued to Employees.*" SFAS 123R requires all share-based payments, including stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure will no longer be an alternative. SFAS 123R permits companies to adopt its requirements using one of two methods: (1) a "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS 123R for all share-based payments granted after the effective date and (b) based on the requirements of SFAS 123R for all awards granted to employees prior to the effective date of SFAS 123R that remain unvested on the effective date, and (2) a "modified retrospective" method which includes the requirements of the modified prospective method, but also permits entities to restate based on the amounts previously recognized under Statement 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption. This statement would be effective for public companies (except small business issuers as defined in SEC Regulation S-B) for interim or annual periods beginning after June 15, 2005. A calendar-year company therefore would be required to apply SFAS 123R beginning July 1, 2005 and could choose to apply SFAS 123R retroactively for the January 1, 2005 to June 30, 2005 year-to-date period in its third quarter 2005 Form 10-Q to account for all share-based payments under the fair value method from January 1, 2005. Furthermore, companies can choose to early adopt the proposed Statement at the beginning of its first quarter ended March 31, 2005. We adopted SFAS 123R as of January 1, 2005 using the modified retrospective method. The adoption resulted in the recognition of deferred compensation cost (a component of equity) of approximately $461,000 on January 1, 2005. Amortization of such deferred compensation to expense will be $53,000 for the period prior to the cancellation of all outstanding options as discussed in "Liquidity and Capital Resources." Subsequent to the cancellation of all outstanding options, no further compensation expense will be recognized related to share based payments until any new share based payments are made.

In December 2003, the Financial Accounting Standards Board issued a revised version of Interpretation No. 46, "*Consolidation of Variable Interest Entities, an Interpretation of ARB 51*" ("FIN 46R"). The interpretation was effective for any VIEs created after January 31, 2003 and for VIEs in which an enterprise obtained an interest after that date. We adopted the provisions of FIN 46R as of March 31, 2004; however, as we did not hold any VIEs at such time, the adoption of this pronouncement did not have any effect on our consolidated financial statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks that may impact our financial condition and financial results due to changing interest rates and foreign exchange rates. We do not participate in any significant hedging activities, nor do we currently utilize any significant derivative financial instruments. The following discussion provides additional information regarding our market risks.

Interest Rate Risk: We have entered into variable-rate debt that, at December 31, 2004, had an outstanding balance of $87.7 million. As of December 31, 2003, we had $77.2 million of outstanding variable-rate debt. Based on our variable-rate obligations outstanding at December 31, 2004, and December 31, 2003, each 25 basis point increase or decrease in the level of interest rates would, respectively, increase or decrease our annual interest expense and related cash payments by approximately $0.2 million and $0.2 million, respectively. On March 22, 2005, we replaced the credit facility in place on December 31, 2004 and entered into a new financing agreement resulting in total outstanding variable rate-debt of $195.0 million. A 25 basis point increase or decrease in the level of interest rates would, respectively, increase or decrease our annual interest rate on this amount by approximately $0.5 million. Such potential increases or decreases are based on certain simplifying assumptions, including a constant level of variable-rate debt for all maturities and an immediate, across-the-board increase or decrease in the level of interest rates with no other subsequent changes for the remainder of the period. Pursuant to our new credit agreements, during the second quarter of 2005, we will enter into, and until maturity will maintain, interest rate protection for at least $77 million of our outstanding debt.

Foreign Exchange Rate Risk: We have a Canadian dollar bank account and therefore are exposed to foreign exchange currency market risk. We have determined this risk to be immaterial at both December 31, 2004 and December 31, 2003 based on the balance maintained in that account and the overall level of our Canadian operations.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The Company's management is responsible for the preparation of the accompanying consolidated financial statements in accordance with accounting principles generally accepted in the United States and for the integrity of all the financial data included in this Form 10-K. In preparing the consolidated financial statements, management makes informed judgments and estimates of the expected effects of events and transactions that are currently being reported.

Management maintains a system of internal accounting controls that is designed to provide reasonable assurance that assets are safeguarded and that transactions are executed and recorded in accordance with management's policies for conducting its business. This system includes policies that require adherence to ethical business standards and compliance with all laws to which the Company is subject. The internal control process is continuously monitored by direct management review.

The Board of Directors, through its Audit Committee, is responsible for determining that management fulfills its responsibility with respect to the Company's consolidated financial statements and the system of internal accounting controls.

The Audit Committee, comprised solely of directors who (1) all have significant accounting or financial expertise, and (2) are not officers or employees of the Company, meets periodically with representatives of management and the Company's independent auditors to review and monitor the financial, accounting, and auditing procedures of the Company in addition to reviewing the Company's financial reports. The Company's independent auditors have full and free access to the Audit Committee.

Anthony F. Bova
President and Chief
Executive Officer

Paul G. Saari
Senior Vice President of Finance and
Chief Financial Officer

ERNST & YOUNG

■ Ernst & Young LLP
Suite 2800
600 Peachtree Street
Atlanta, Georgia 30308-2215

■ Phone: (404) 874-8300
www.ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Atlantis Plastics, Inc.

We have audited the accompanying consolidated balance sheets of Atlantis Plastics, Inc. as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2004. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Atlantis Plastics, Inc. at December 31, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Ernst & Young LLP

Atlanta, Georgia
March 25, 2005

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31,		
(in thousands, except per share amounts)	**2004**	**2003**	**2002**
Net sales	$ 347,802	$ 289,098	$ 248,586
Cost of goods sold	291,334	242,158	208,689
Gross profit	56,468	46,940	39,897
Selling, general and administrative expenses	32,709	28,395	28,456
Operating income	23,759	18,545	11,441
Interest expense, net of interest income of $53 in 2004, $153 in 2003 and $132 in 2002	(5,643)	(5,790)	(7,641)
Other income	168	324	34
Income before provision for income taxes	18,284	13,079	3,834
Provision for income taxes	6,769	4,839	1,456
Net income	**$ 11,515**	**$ 8,240**	**$ 2,378**
Basic earnings per share	$ 1.49	$ 1.08	$ 0.31
Diluted earnings per share	$ 1.42	$ 1.06	$ 0.31
Weighted average number of shares used in computing earnings per share:			
Basic	7,709	7,606	7,569
Diluted	8,131	7,750	7,578

See accompanying notes.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share amounts)	December 31, 2004	December 31, 2003
Assets		
Cash and cash equivalents	$ 51	$ 3,001
Accounts receivable (net of allowances of $1,228 and $1,281)	45,982	39,601
Inventories	38,186	23,305
Other current assets	4,760	3,583
Deferred income tax assets	3,978	3,003
Total current assets	92,957	72,493
Property and equipment, net	64,165	60,347
Goodwill, net of accumulated amortization	51,413	47,212
Other assets	4,759	5,646
Total assets	**$ 213,294**	**$ 185,698**
Liabilities and shareholders' equity		
Accounts payable and accrued expenses	$ 41,048	$ 36,149
Current maturities of long-term debt	6,955	10,487
Total current liabilities	48,003	46,636
Long-term debt	80,790	66,713
Deferred income tax liabilities	11,211	12,731
Other liabilities	1,013	1,213
Total liabilities	141,017	127,293
Commitments and contingencies	-	-
Shareholders' equity		
Class A Common Stock; $0.10 par value; 20,000,000 shares authorized, 5,556,566 and 5,170,842 shares issued and outstanding in 2004 and 2003	556	517
Class B Common Stock; $0.10 par value; 7,000,000 shares authorized, 2,227,057 and 2,456,981 shares issued and outstanding in 2004 and 2003	223	246
Additional paid-in capital	12,595	11,119
Notes receivable from sale of common stock	(452)	(1,317)
Retained earnings	59,355	47,840
Total shareholders' equity	72,277	58,405
Total liabilities and shareholders' equity	**$ 213,294**	**$ 185,698**

See accompanying notes.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(in thousands)	Class A Common Stock	Class B Common Stock	Additional Paid-In Capital	Notes Receivable from Sale of Common Stock	Retained Earnings	Total Share-holders' Equity
Balance at January 1, 2002	**$ 496**	**$ 257**	**$ 10,677**	**$ (1,589)**	**$ 37,222**	**$ 47,063**
Net income	-	-	-	-	2,378	2,378
Exercise of stock options	5	-	175	-	-	180
Conversion of Class B to Class A Common Stock	11	(11)		-	-	-
Payments on notes received for sale of Common Stock , net	-	-	-	(93)	-	(93)
Balance at December 31, 2002	**512**	**246**	**10,852**	**(1,682)**	**39,600**	**49,528**
Net income	-	-	-	-	8,240	8,240
Exercise of stock options	5	-	267	-	-	272
Payments on notes received for sale of Common Stock , net	-	-	-	365	-	365
Balance at December 31, 2003	**517**	**246**	**11,119**	**(1,317)**	**47,840**	**58,405**
Net income	-	-	-	-	11,515	11,515
Income tax benefit from option exercises	-	-	483	-	-	483
Exercise of stock options	16	-	993	-	-	1,009
Conversion of Class B to Class A Common Stock	23	(23)		-	-	-
Payments on notes received for sale of Common Stock , net	-	-	-	865	-	865
Balance at December 31, 2004	**$ 556**	**$ 223**	**$ 12,595**	**$ (452)**	**$ 59,355**	**$ 72,277**

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)	Years Ended December 31, 2004	2003	2002
Operating Activities:			
Net income	$ 11,515	$ 8,240	$ 2,378
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation and other amortization	11,340	11,760	11,678
Loan fee amortization	1,029	1,012	220
Interest receivable from shareholder loans	31	33	(75)
(Gain) loss on disposal of assets	(29)	-	153
Income tax benefit from stock option exercises	483	-	-
Deferred income taxes	80	1,605	(824)
Change in operating assets and liabilities, net of acquisitions of businesses:			
Accounts receivable	(6,381)	(11,035)	2,853
Inventories	(13,659)	(1,347)	(5,406)
Other current assets	(1,177)	1,566	(82)
Accounts payable and accrued expenses	4,093	8,037	3,182
Other assets and liabilities	(297)	1,159	251
Cash provided by operating activities	7,028	21,030	14,328
Investing Activities:			
Capital expenditures	(12,943)	(7,033)	(9,546)
Purchase of business	(9,404)	-	(1,885)
Proceeds from asset dispositions	4	-	1,642
Cash used for investing activities	(22,343)	(7,033)	(9,789)
Financing Activities:			
Borrowings (repayments) under senior credit facility	11,058	(7,200)	13,300
(Repayments) borrowings under term loans	(513)	(3,900)	75,000
Retirement of Senior Notes	-	-	(49,325)
Repayments under old credit agreement	-	-	(21,500)
Repayments on long-term debt	-	(604)	(17,461)
Financing costs associated with senior credit facility	(23)	(1,121)	(4,381)
Repayments on notes receivable from shareholders	834	332	96
Proceeds from exercise of stock options	1,009	272	20
Cash provided by (used for) financing activities	12,365	(12,221)	(4,251)
(Decrease) increase in cash and cash equivalents	(2,950)	1,776	288
Cash and cash equivalents at beginning of year	3,001	1,225	937
Cash and cash equivalents at end of year	$ 51	$ 3,001	$ 1,225
Supplemental disclosure of cash flow information:			
Cash paid during the year for:			
Interest	$ 4,689	$ 4,003	$ 7,364
Income taxes, net of refunds	$ 7,854	$ 1,119	$ 2,107
Supplemental schedule of non-cash investing and financing activities:			
Leases obtained in acquisition	$ -	$ -	$ 1,978
Non-cash reduction of accounts receivable and accounts payable in connection with supplier agreements	$ 851	$ 107	$ 344

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Nature of Business and Summary of Significant Accounting Policies

Atlantis Plastics, Inc. ("Atlantis" or the "Company") through its wholly owned subsidiaries is a leading U.S. manufacturer of polyethylene stretch and custom films used in a variety of industrial and consumer applications, and molded plastic products for the appliance, automotive, recreational vehicle and building supply industries. The Company's operations are reported as three segments: Plastic Films, Injection Molding, and Profile Extrusion.

Plastic Films manufactures stretch films, which are monolayer or multilayer plastic films used principally to wrap pallets of industrial and commercial goods for shipping or storage and custom film products that include high-grade laminating films, embossed films and specialty films which serve the furniture, carpeting, textile, lamination, medical, beauty aids, manufacturing, and food packaging industries. Plastic Films also produces disposable consumer and institutional plastic products to the food service, party supply, and school and collegiate markets.

Injection Molding manufactures a number of custom injection molded thermoplastic components that are sold primarily to original equipment manufacturers in the home appliance, automotive parts, recreational vehicle and construction industries. Injection Molding also manufactures a line of proprietary injection molded siding panels for the home building industry and the residential replacement market.

Profile Extrusion manufactures custom extruded plastic products, primarily for use in consumer and commercial products including recreational vehicles, mobile homes, residential doors and windows, office furniture, and appliances.

The following is a summary of the Company's significant accounting policies:

Basis of presentation: The consolidated financial statements include the accounts of Atlantis, its subsidiaries and certain assets and liabilities held in a Rabbi Trust related to an employee supplemental benefit plan. All material intercompany balances and transactions have been eliminated.

Cash and cash equivalents: The Company classifies as cash and cash equivalents all highly liquid investments that present insignificant risk of changes in value and have maturities at the date of purchase of three months or less. The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Revenue recognition and accounts receivable: The Company recognizes revenue upon shipment of its products to customers, giving consideration to product shipping terms. Receivables are currently due from customers based on negotiated payment terms. The allowance for doubtful accounts is recorded based on specific review and analysis of customer account balances and historical trends. The allowance for sales returns is recorded based on management's estimate of product returns, primarily based on historical trends. The Company performs ongoing credit assessments of its customers and adjusts credit limits based upon payment history, the customer's current credit worthiness and any other relevant customer specific credit information. Historical credit losses have been within our expectations and the provisions established.

Inventories: Inventories are stated at the lower of cost (first-in, first-out) or market. Cost includes materials, labor and overhead. Market, with respect to all inventories, is replacement cost or net realizable value. Management periodically reviews inventory to determine the necessity of reserves for excess, obsolete or unsaleable inventory.

Goodwill: The Company reviews goodwill and identifiable intangible assets for impairment on an annual basis as of October 1, or on an interim basis if an event occurs that might reduce the fair value of the goodwill or identifiable intangible assets below their carrying value. An impairment loss would be recognized based on the difference between the carrying value of the asset and its estimated fair value, which would be determined based on either discounted future cash flows or other appropriate valuation methods.

Specifically, the Company has goodwill in excess of the purchase price over the fair value of identifiable assets and liabilities of acquired businesses of $51.4 million and $47.2 million as of December 31, 2004 and 2003, respectively. These amounts are net of accumulated amortization of $22.5 million at both December 31, 2004 and 2003. Based upon its analysis, management has determined there has been no impairment of goodwill as of December 31, 2004 in accordance with SFAS 142.

The changes in the carrying amount of goodwill as recorded at each of the Company's segments for the years ended December 31, 2004 and 2003 are summarized as follows:

	Plastic Films	Injection Molding	Profile Extrusion	Total
Balance as of December 31, 2003	$ 31.1	$ 10.0	$ 6.1	$ 47.2
Goodwill acquired during the year	-	-	4.2	4.2
Balance as of December 31, 2004	$ 31.1	$ 10.0	$ 10.3	$ 51.4

At December 31, 2004 and 2003, the Company had other intangible assets of $0.4 million and accumulated amortization on these assets of approximately $0.1 million.

Self insurance: We are self-insured for the majority of our group health insurance costs, subject to specific retention levels. The reserve for health insurance claims incurred but not paid is based on historical claims information. In addition, we are self-insured for the majority of our worker's compensation costs. We establish reserves for worker's compensation claims utilizing insurance industry loss development factors as well as specific estimates of settlement costs for individual claims.

Property and equipment: Property and equipment are carried at cost less accumulated depreciation. Depreciation has been computed using the straight-line method based on the estimated useful lives of the respective assets. Such useful lives generally fall within the following ranges: buildings and improvements - 15 to 30 years; office furniture and equipment - 5 to 10 years; manufacturing equipment - 5 to 11 years; vehicles - 3 to 8 years; and computer hardware and software - 3 to 5 years.

Property and equipment are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. Recoverability estimates are based on the projected future cash flows expected to result from the use of the assets. An impairment loss is measured as the amount by which the carrying amount of the assets exceeds the fair value.

When assets are retired or otherwise disposed of, the costs and accumulated depreciation are removed from the respective accounts and any related gain or loss is recognized. Maintenance and repair costs are charged to expense as incurred. Additions and improvements are capitalized when incurred.

Earnings per share: Earnings per share has been computed in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128"), which requires disclosure of basic and diluted earnings per share. Basic earnings per share excludes any dilutive effects of options, shares subject to repurchase, warrants, and convertible securities. Diluted earnings per share includes the impact of potentially dilutive securities. See Note 10 – Earnings Per Share.

Stock-based compensation: The Company measures compensation expense for its stock-based employee compensation plans using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations. Compensation expense is based on the difference, if any, between the fair value of Atlantis' common stock and the exercise price of the option on the measurement date, which is typically the date of grant. In accordance with Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation", ("SFAS 123"), as amended by Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure", ("SFAS 148"), the Company has provided the pro forma disclosures of the effect on net income and earnings per share as if the Company had accounted for its employee stock options granted under the fair value method of SFAS 123 and had been applied in measuring compensation expense for all periods presented.

The fair value of the options granted was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for 2003 and 2002, respectively: dividend yield of 0% for both years; volatility of 60% and 54%; risk-free interest rates of 3.53% and 3.34%, and an expected life of six years for all grants. There were no grants in 2004.

The Black-Scholes option valuation model was developed for use in estimating the fair value of options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense on a straight-line basis over the options' vesting period. The Company's pro forma information for the years ended December 31, 2004, 2003, and 2002 is as follows (in thousands, except per share data):

(in thousands, except per share data)	2004	2003	2002
Net income:			
As reported	$11,515	$8,240	$2,378
Add:			
Stock-based employee compensation expense included in reported net income, net of related tax effects	-	-	-
Less:			
Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	150	132	167
Pro forma net income	$11,365	$8,108	$2,211
Basic net income per share:			
As reported	$1.49	$1.08	$0.31
Pro forma	$1.47	$1.07	$0.29
Diluted net income per share:			
As reported	$1.42	$1.06	$0.31
Pro forma	$1.39	$1.05	$0.29

Shipping and handling costs: The Company records costs incurred for shipping and handling in cost of sales.

Amortization: Loan acquisition costs and related legal fees are amortized over the respective terms of the related debt agreements utilizing either: (i) the effective interest method, or (ii) the straight-line method when the results do not materially differ from the effective interest method. The Company currently utilizes the straight-line method for all deferred financing costs.

Income taxes: The Company and its subsidiaries file a consolidated federal income tax return. The Company provides for income taxes in accordance with the liability method, which requires the recognition of deferred income tax assets and liabilities associated with the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred income tax assets and liabilities are determined based on the difference between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Use of estimates: The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect: (i) the reported amounts of assets and liabilities; (ii) disclosure of contingent assets and liabilities at the dates of the consolidated financial statements;

and (iii) reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Reclassifications: Certain amounts included in prior period financial statements have been reclassified to conform with the current year presentation.

Financial instruments: The fair value of current assets and current liabilities, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximates their carrying values due to the short maturity of the instruments. The carrying amounts of the Company's total indebtedness at December 31, 2004 and 2003 approximate their fair values as they bear interest at variable market rates.

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company places its cash and cash equivalents with high quality institutions. The Company's three largest trade receivable balances as of December 31, 2004 represented 33% of the Company's net accounts receivable, compared with 34% as of December 31, 2003. At December 31, 2004, Whirlpool Corporation's accounts receivable balance was approximately $9.8 million, or 23% of the Company's total net trade accounts receivable balance. At December 31, 2003, Whirlpool Corporation's accounts receivable balance was $8.5 million, or 23% of the Company's total net accounts receivable. Approximately 13%, 14% and 12% of the Company's net sales in the years ended December 31, 2004, 2003, and 2002, respectively, were to Whirlpool Corporation. The Company generally does not require collateral from its customers for trade accounts receivable.

Recent Accounting Pronouncements

On December 16, 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123R, "*Share-Based Payment*" ("SFAS 123R"), which is a revision of FASB Statement No. 123, "*Accounting for Stock-Based Compensation*" and supersedes Accounting Principles Board Opinion No. 25, "*Accounting for Stock Issued to Employees.*" SFAS 123R requires all share-based payments, including stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure will no longer be an alternative. SFAS 123R permits companies to adopt its requirements using one of two methods: (1) a "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS 123R for all share-based payments granted after the effective date and (b) based on the requirements of SFAS 123R for all awards granted to employees prior to the effective date of SFAS 123R that remain unvested on the effective date, and (2) a "modified retrospective" method which includes the requirements of the modified prospective method, but also permits entities to restate based on the amounts previously recognized under Statement 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption. This statement would be effective for public companies (except small business issuers as defined in SEC Regulation S-B) for interim or annual periods beginning after June 15, 2005. A calendar-year company therefore would be required to apply SFAS 123R beginning July 1, 2005 and could choose to apply SFAS 123R retroactively for the January 1, 2005 to June 30, 2005 year-to-date period in its third quarter 2005 Form 10-Q to account for all share-based payments under the fair value method from January 1, 2005. Furthermore, companies can choose to early adopt the proposed Statement at the beginning of its first quarter ended March 31, 2005. The Company adopted SFAS 123R as of January 1, 2005 using the modified retrospective method. The adoption resulted in the recognition of deferred compensation cost (a component of equity) of approximately $461,000 on January 1, 2005. Amortization of such deferred compensation to expense will be $53,000 for the period prior to the cancellation of all outstanding options as discussed in Note 16 – Subsequent Events. Subsequent to the cancellation of all outstanding options, no further compensation expense will be recognized related to share based payments until any new share based payments are made.

In December 2003, the Financial Accounting Standards Board issued a revised version of Interpretation No. 46, "*Consolidation of Variable Interest Entities, an Interpretation of ARB 51*" ("FIN 46R"). The interpretation was effective for any VIEs created after January 31, 2003 and for VIEs in which an enterprise obtains an interest after that date. The Company adopted the provisions of FIN 46R as of March 31, 2004; however, as it did not hold any VIEs at such time, the adoption of this pronouncement did not have any effect on the Company's consolidated financial statements.

Note 2. Acquisitions of Businesses and Assets

On November 9, 2004, Atlantis acquired the business and certain assets and also assumed certain specific liabilities of LaVanture Plastic Extrusion Technologies, Inc., and Molded Designs Technology, Inc., (collectively "LaVanture"). LaVanture manufactures profile extruded and injection molded plastic products primarily for OEMs in the recreational vehicle industry. The purchase price of $10 million was funded by borrowings in connection with an amendment to the Company's existing senior credit facility. The Company accounted for this acquisition as a purchase in accordance with the provisions of SFAS 141. The activities of LaVanture are included in the results of operations of the Company's Injection Molding and Profile Extrusion segments since the date of acquisition. The allocation of the purchase price resulted in goodwill of approximately $4.2 million, which represents the excess of the purchase price over the fair value of the net assets acquired. The Company has recorded a holdback reserve of approximately $500,000, which will be paid to the former owners of LaVanture upon satisfaction of outstanding previous obligations, or by June 30, 2005.

The allocation of the purchase price was as follows (in thousands):

Current assets	$	1,222
Long-term assets		4,787
Goodwill		4,201
Liabilities		(806)
Total	$	9,404

Note 3. Inventories

Inventories at December 31, 2004 and 2003 consisted of the following:

	(in thousands)			
		2004		**2003**
Raw materials	$	24,404	$	12,187
Work in progress		430		246
Finished goods		13,352		10,872
Total	**$**	**38,186**	**$**	**23,305**

Note 4. Property and Equipment

Property and equipment at December 31, 2004 and 2003 consisted of the following:

	(in thousands)			
		2004		**2003**
Land	$	2,612	$	2,612
Building and improvements		22,111		21,863
Office furniture and equipment		14,376		12,279
Manufacturing equipment		134,689		123,518
Vehicles		272		235
Total		**174,060**		**160,507**
Accumulated depreciation and amortization		(109,895)		(100,160)
Net	**$**	**64,165**	**$**	**60,347**

Depreciation expense for the years ended December 31, 2004, 2003 and 2002 was approximately $11.3 million, $11.8 million and $11.7 million, respectively.

Note 5. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consisted of the following at December 31, 2004 and 2003:

	(in thousands)	
	2004	**2003**
Accounts payable	$15,389	$16,294
Accrued interest	443	416
Accrued compensation, vacation and profit sharing	8,096	5,555
Accrued health and workers compensation insurance	1,537	1,526
Customer deposits and commissions	5,141	3,394
Income taxes payable	2,798	2,325
Other	7,644	6,639
Total	**$41,048**	**$36,149**

Note 6. Long-term Debt

Long-term debt consisted of the following at December 31, 2004 and 2003:

	(in thousands)	
	2004	**2003**
Senior Credit Facility		
Term Loan A, due December 31, 2007	$24,310	$31,500
Term Loan B, due December 31, 2008	46,277	39,600
Revolver, due December 31, 2007	17,158	6,100
Other indebtedness	-	-
Total debt	**87,745**	**77,200**
Current portion of long-term debt	(6,955)	(10,487)
Long-term debt	**$80,790**	**$66,713**

The Company maintains its existing indebtedness through a senior secured credit facility provided by a syndicate of financial institutions. In conjunction with its LaVanture acquisition in November 2004, the Company amended its senior credit facility to increase its availability from $110 million to $120 million. This facility is secured by all of the Company's assets, including property, inventory and receivables. The components of this facility include two term loans and a revolving line of credit. Term Loan A and Term Loan B require scheduled quarterly principal payments through the respective maturity dates. Borrowings under the revolver portion of the facility are subject to a borrowing base formula based on eligible collateral in the form of accounts receivable and inventories. Borrowings outstanding under the facility bear interest based upon LIBOR or prime rate plus an applicable margin. The applicable margin applied to LIBOR and prime based loans range from 3.25% to 4.75% and 1.75% to 3.25%, respectively, based on the Company's funded debt to EBITDA (Earnings before interest, taxes, depreciation and amortization) ratio. Annual fees for the unused portion of this facility are 0.5%. Under the agreements covering this facility, certain restrictions and covenants exist relating, but not limited to, the maintenance of financial ratios, dividend payments, asset disposals, acquisitions and capital expenditures. The Company is currently in compliance with such restrictions and covenants. In addition, on an annual basis, the Company is required to make mandatory loan pre-payments from excess cash flow as defined per the credit agreement. Based on calculations as of December 31, these amounts were zero and $5.3 million for fiscal 2004 and 2003, respectively, payable during the first quarter of the following fiscal year. As of December 31, 2004, the interest rate on the Term Loan A, Term Loan B and the Revolver were 5.92%, 6.66% and 6.30%, respectively.

The Company has approximately $1.6 million in outstanding letters of credit provided by a financial institution.

Under the Company's credit facilities as of December 31, 2004, scheduled maturities of indebtedness in each of the next five years were as follows (in thousands):

Year	Amount
2005	$ 6,955
2006	8,575
2007	27,354
2008	44,861
2009	-
Total	**$87,745**

On March 22, 2005, the Company completed the syndication of a new $220 million secured financing which would replace the $120 million facility existing at December 31, 2004. (See Note 16 - Subsequent Events).

Note 7. Capital Stock

Generally, the Class A Common Stock has one vote per share and the Class B Common Stock has 10 votes per share. Holders of the Class B Common Stock are entitled to elect 75% of the Board of Directors; holders of Class A Common Stock are entitled to elect the remaining 25%. Each share of Class B Common Stock is convertible, at the option of the holder thereof, into one share of Class A Common Stock. Class A Common Stock is not convertible into shares of any other equity security. During fiscal 2004, 229,924 shares of Class B Common Stock were converted into Class A Common Stock. There were no shares converted during 2003.

Note 8. Income Taxes

The provision for income taxes for the years ended December 31, 2004, 2003 and 2002, consisted of the following:

(in thousands)	2004	2003	2002
Current Federal income tax provision	$ 5,690	$ 4,096	$ 1,499
Current State income tax provision	772	437	299
Deferred Federal and State income tax provision (benefit)	307	306	(342)
Total provision for income taxes	**$ 6,769**	**$ 4,839**	**$ 1,456**

The following table provides a reconciliation between the statutory federal income tax rate and the Company's effective income tax rate for the years ended December 31, 2004, 2003 and 2002:

	2004	2003	2002
Statutory federal income tax rate	34%	34%	34%
State income taxes	3	3	4
Effective income tax rate	**37%**	**37%**	**38%**

At December 31, 2004 and 2003, deferred income tax assets and liabilities consisted of the following:

(in thousands)	2004	2003
Long-term deferred income tax liabilities:		
Excess of book over tax basis of property and equipment	$12,492	$11,813
Goodwill	1,831	1,447
Other, net	-	79
Total deferred income tax liabilities	$14,323	$13,339
Long-term deferred income tax assets:		
Acquired goodwill	3,112	608
Total net long-term deferred income tax liabilities	$11,211	$12,731
Current deferred income tax assets:		
Reserves and accrued expenses not yet deductible for income tax purposes	$3,140	$2,683
Net operating loss carryforwards	377	565
Capitalized inventory costs	838	320
	$4,355	$3,568
Valuation allowance	(377)	(565)
Total current deferred income tax assets	$3,978	$3,003
Deferred income taxes, net	$7,233	$9,728

The Company has evaluated its deferred income tax assets for which a valuation allowance has not been provided and believes such assets will be realized based upon future projected taxable income.

Note 9. Stock Option Plans

The Company's Stock Option Plans ("Option Plans") are designed to serve as an incentive for retaining qualified and competent employees, directors, and agents. Options may be granted under the Option Plans on such terms and at such prices as determined by the Compensation Committee of the Board of Directors (consisting only of outside directors); provided, however, that the exercise price of options granted under the Option Plans will not be less than 90% of the market value of the Class A Common Stock on the date of grant. To date, the exercise price of all options granted under the Option Plans has been equal to or greater than the fair market value of the Class A Common Stock on the date of grant. Each option will be exercisable after the period or periods specified in the option agreement, but no option shall be exercisable after the expiration of 10 years from the date of grant. Options granted vest ratably over a five-year period from the date of grant. Options granted under the Option Plans are not transferable other than by will or by the laws of descent and distribution. The Option Plans also authorize the Company to make loans to optionees to exercise their options and to fund related tax exposures; however, pursuant to the regulations of the Sarbanes-Oxley Act of 2002, the Company will no longer authorize any loans to directors or officers of the Company.

Information with respect to the Option Plans is as follows for the years ended December 31, (in thousands of shares, except prices per share):

	2004	2003	2002
Options outstanding at January 1	**1,244**	**1,250**	**1,274**
Granted	-	75	30
Exercised	(156)	(49)	(47)
Canceled	(37)	(32)	(7)
Options outstanding at December 31	**1,051**	**1,244**	**1,250**
Weighted-average option prices per common share:			
Options outstanding at January 1	**$6.45**	**$6.23**	**$6.14**
Granted	-	9.29	4.64
Exercised	6.48	5.53	2.88
Canceled	5.81	5.63	4.74
Outstanding at December 31	**$6.47**	**$6.45**	**$6.23**
Weighted-average fair value of options granted during the year	$ -	$5.34	$2.50
Options exercisable at December 31	827	863	815
Options available for grant at December 31	195	163	238

The following table summarizes information about stock options outstanding at December 31, 2004:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	**Number Outstanding At 12/31/04 (in 000's)**	**Weighted-Average Remaining Contractual Life**	**Weighted-Average Exercise Price**	**Number Exercisable At 12/31/04 (in 000's)**	**Weighted-Average Exercise Price**
$3.00 - $4.50	406	6.6	$ 4.28	258	$ 4.24
$4.51 - $6.80	303	1.6	$ 5.63	288	$ 5.64
$6.81 - $9.75	242	3.5	$ 8.96	181	$ 8.86
$9.76 - $11.88	100	0.1	$11.88	100	$11.88
	1,051	3.8	$ 6.47	827	$ 6.66

On March 15, 2005, the shareholders of the Company approved an amended and restated 2001 Stock Award Plan which increased the number of shares available for grant and allows for the issuance of stock based awards other than stock options. See Note 16 – Subsequent Events.

Note 10. Earnings Per Share

The following table calculates basic and diluted earnings per share for the years ended December 31, 2004, 2003 and 2002:

(thousands, except per share amounts)	2004	2003	2002
Basic earnings per common share:			
Net income	$ 11,515	$ 8,240	$ 2,378
Weighted-average common shares outstanding	7,709	7,606	7,569
Basic earnings per common share	**$ 1.49**	**$ 1.08**	**$ 0.31**
Diluted earnings per common share:			
Earnings applicable to common shares	$ 11,515	$ 8,240	$ 2,378
Weighted-average common shares outstanding	7,709	7,606	7,569
Add – Dilutive options	422	144	9
Weighted-average common shares outstanding plus potential dilutive common shares	8,131	7,750	7,578
Diluted earnings per common share	**$ 1.42**	**$ 1.06**	**$ 0.31**

Excluded from the above calculation of diluted earnings per share are antidilutive options, which could potentially dilute earnings per share in the future. Antidilutive options for the years ended December 31, 2004, 2003 and 2002 are zero, 383,500, and 1,165,454 shares, respectively.

Note 11. Business Segments

The Company is comprised of three operating segments: Plastic Films, Injection Molding, and Profile Extrusion.

During the years ended December 31, 2004, 2003 and 2002, a customer accounted for approximately 13%, 14% and 12%, respectively, of the Company's net sales. Net amounts receivable from this customer as of December 31, 2004, 2003,and 2002 were 23%, 23% and 22%, respectively, of the Company's net accounts receivable.

Summary data for the years ended December 31, 2004, 2003 and 2002 are as follows (in thousands):

	Plastic Films	Injection Molding	Profile Extrusion	Corporate	Consolidated
2004					
Net sales	$222,221	$99,899	$25,682	$ -	$347,802
Operating income	12,995	7,406	3,358	-	23,759
Identifiable assets	95,923	57,389	26,560	33,422	213,294
Capital expenditures	4,601	4,843	1,424	2,075	12,943
Depreciation	5,333	4,091	1,032	884	11,340
2003					
Net sales	$186,431	$81,345	$21,322	$ -	$289,098
Operating income	11,092	4,765	2,688	-	18,545
Identifiable assets	92,089	53,552	26,631	13,426	185,698
Capital expenditures	1,653	4,161	729	490	7,033
Depreciation	6,022	3,629	988	1,121	11,760
2002					
Net sales	$165,013	$61,807	$21,766	$ -	$248,586
Operating income	5,290	3,001	3,150	-	11,441
Identifiable assets	101,832	46,207	21,932	5,629	175,600
Capital expenditures	2,944	4,355	988	1,259	9,546
Depreciation	6,107	3,372	939	1,260	11,678

Note 12. Profit Sharing and Retirement Plans

Atlantis has a 401(k) defined contribution retirement plan. Generally, such plan covers all employees who have attained the age of 21 and have at least one year of service. The Company matches 50% of contributions up to a maximum of 6% of compensation as defined by the plan and as limited by federal regulations. Related expenses were approximately $477,000, $468,000 and $509,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

Effective January 1, 2000, the Company established the Atlantis Plastics, Inc. Deferred Compensation Plan (the "Plan") for certain selected employees. Under the Plan, eligible employees may elect to make pre-tax contributions to a trust fund up to a maximum of 15% of annual earnings. The Company's contribution to the Plan is based upon the employee's contribution to the Plan but could not exceed $3,075 per participant for 2004. Normally, the full amount of each participant's interest in the trust fund is paid upon termination of employment; however, the Plan allows participants to make early withdrawals of contributions, subject to certain restrictions. Company assets earmarked to pay benefits under the Plan are held by a rabbi trust. Under current accounting rules, assets of a rabbi trust must be accounted for as if they are assets of the Company; therefore, all earnings and expenses will be recorded in the Company's financial statements. The Company may terminate the Plan at any time. Total Company contributions to the Plan were approximately $51,000, $55,000 and $56,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

Note 13. Related Parties

Trivest Partners, LP and the Company have certain common officers, directors, and shareholders. Management fees, expense allocations and reimbursements are paid to Trivest Partners, LP in accordance with the management agreement between the Company and Trivest Partners, LP. During the years ended December 31, 2004, 2003 and 2002, such payments amounted to approximately $1.5 million, $2.4 million and $2.2 million, respectively, as follows:

(in thousands)	2004	2003	2002
Management fees	$ 1,275	$ 1,642	$ 1,312
Expense allocations and reimbursements	193	767	845
Total fees paid to Trivest Partners, LP	**$ 1,468**	**$ 2,409**	**$ 2,157**

During 2002, certain members of the Company's Board of Directors exercised stock options and issued notes payable to the Company, secured by the underlying stock, which bear interest at prime and are due March 16, 2005 and March 18, 2005. Such notes are full recourse in nature.

Note 14. Commitments and Contingencies

The Company is, from time to time, involved in routine litigation. No such litigation in which the Company is presently involved is believed to be material to its financial condition or results of operations.

The Company leases various office space, buildings, transportation, and production equipment with terms in excess of one year. Total rent expense under these agreements for the years ended December 31, 2004, 2003 and 2002 was approximately $3.6 million, $3.2 million and $1.9 million, respectively.

The total minimum rental commitments under long-term, noncancelable operating leases at December 31, 2004 consisted of the following (in thousands):

Year	Amount
2005	$3,890
2006	3,516
2007	2,864
2008	1,873
2009	1,145
Thereafter	368
Total	**$13,656**

Note 15. Quarterly Financial Data (Unaudited)

Unaudited consolidated quarterly financial data for the years ended December 31, 2004 and 2003 are as follows:

(in thousands, except per share data)

	Quarter Ended March 31		Quarter Ended June 30		Quarter Ended September 30		Quarter Ended December 31	
	2004	**2003**	**2004**	**2003**	**2004**	**2003**	**2004**	**2003**
Net sales	$80,228	$67,669	$86,785	$67,207	$89,350	$76,640	$91,439	$77,582
Gross profit	12,911	10,905	14,256	10,096	14,761	12,207	14,540	13,732
Net income	2,496	1,662	3,129	955	3,176	2,475	2,714	3,148
Net income per common share:								
Basic	$0.33	$0.22	$0.41	$0.13	$0.41	$0.32	$0.35	$0.41
Diluted	$0.31	$0.22	$0.38	$0.12	$0.39	$0.32	$0.33	$0.40

Note 16. Subsequent Events

On March 22, 2005, the Company completed the syndication of a new $220 million secured financing provided by a syndicate of banks and financial institutions. The new financing includes a $25 million revolving credit facility priced at LIBOR plus 2.75% maturing March 2011, a $120 million senior secured term loan facility priced at LIBOR plus 2.75% maturing September 2011 and a $75 million junior secured term loan facility priced at LIBOR plus 7.25% maturing in March 2012. The proceeds of the facility were used to repay the Company's existing senior secured debt of $83.9 million outstanding on March 22, 2005 and to pay related fees and expenses. The remainder of the proceeds will be used to pay a special dividend to its shareholders and to provide ongoing working capital. Along with the special dividend payment, the Company will pay approximately $4.4 million to holders of outstanding stock options in exchange for the cancellation of these options on the date the dividend is paid. (See below for further discussion). In conjunction with the cancellation of the Company's previous credit facility, the Company will expense approximately $3.8 million of deferred financing costs associated with the old facility during the first quarter of fiscal 2005. Additionally, the Company will expense approximately $500,000 of non-recurring financing expenses associated with a financing that was not consummated during January 2005.

On March 22, 2005, the Company's Board of Directors declared a special, one-time cash dividend of $12.50 per common share, payable April 8, 2005, to shareholders of record as of April 1, 2005. This dividend will aggregate approximately $103.2 million and will be funded by the proceeds from the Company's new financing arrangement. This dividend payment was contingent upon the Company's reincorporation in the state of Delaware, which was approved by the Company's shareholders and completed on March 15, 2005.

On March 15, 2005, the shareholders of the Company approved the amendment and restatement of the Company's 2001 Stock Award Plan. The amended and restated Plan increased the number of shares available for grant from 500,000 to 865,000 and allows the Company to grant stock based awards other than stock options, such as stock appreciation rights, restricted stock, stock units, bonus stock, dividend equivalents, other stock related awards and performance awards that may be settled in cash, stock, or other property.

On January 31, 2005, the Company agreed to cancel certain outstanding stock options of Anthony F. Bova, the Company's President and Chief Executive Officer, which would have otherwise expired on that date. In exchange for the cancellation of his 350,000 shares, Mr. Bova will receive a cash payment of approximately $2.4 million on the date of the special dividend payment. The purpose of this option cancellation agreement is to provide Mr. Bova with a payment similar to the dividend he would otherwise have received on the shares issuable upon the exercise of the options cancelled.

On March 11, 2005, the Company agreed to cancel the outstanding stock options of certain of its management, officers and directors (the "Participants") for cash payments of approximately $2.0 million in aggregate in anticipation of the one-time dividend payment. The purpose of the option cancellation arrangements is to provide each Participant with a payment similar to the dividend he or she would otherwise have received on the shares issuable upon the exercise of the options to be cancelled. Accordingly, on the date the special dividend is paid to its shareholders, the Company will cancel an aggregate of 225,800 outstanding stock options previously granted to the Participants.

As a result of the option cancellations described above, the Company expects to record related compensation expense in the amount of $408,000 during fiscal 2005 in accordance with the provisions of FAS 123R which was adopted on January 1, 2005.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES

The Company has had no changes in or disagreements with its independent auditors on accounting or financial disclosures.

ITEM 9A. CONTROLS AND PROCEDURES

Under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, we have evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Exchange Act Rule 13a-15 as of the end of the period covered by this report. Based upon that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures are effective. There were no changes in our internal control over financial reporting during the quarter ended December 31, 2004, that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Disclosure controls and procedures are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to management, including the Company's Chief Executive Officer and Chief Financial Officer as appropriate, to allow timely decisions regarding required disclosure.

ITEM 9B. OTHER INFORMATION

Not applicable.

PART III

ITEMS 10, 11, 12, 13, AND 14

The information required by Items 10, 11, 12, 13, and 14 is incorporated by reference from the registrant's Proxy Statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A no later than 120 days after the end of the fiscal year covered by this report.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Documents filed as a part of this report:

(2) Financial Statement Schedules:
The following Financial Statement Schedule for the years ended December 31, 2004, 2003, and 2002 is submitted herewith:

All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission have been omitted because the required information is contained in the financial statements and notes thereto or because such schedules are not required or applicable.

The information called for by Item 15(a) 3. Exhibit Listing, can be obtained free of charge by any Company Stockholder by writing to Paul G. Saari, Senior Vice President of Finance and Chief Financial Officer, at the corporate headquarters office.

(c)Financial Statement Schedules required by Regulation S-X.

Atlantis Plastics, Inc.
Schedule II – Valuation and Qualifying Accounts
for the years ended December 31,
(in thousands)

Classification	Balance at Beginning of Year	Charged to Costs and Expenses	Charged to Other Accounts	Deductions (a)	Balance at End of Year
2004					
Allowances reducing the assets in the balance sheet:					
Allowance for doubtful accounts	$ 550	$ 216	$ -	$ 227	$ 539
Reserve for sales allowances	731	173	-	215	689
Reserve for inventories	1,001	843	-	435	1,409
Deferred income tax valuation allowance	565	-	-	188	377
Total	$ 2,847	$ 1,232	$ -	$ 1,065	$ 3,014
2003					
Allowances reducing the assets in the balance sheet:					
Allowance for doubtful accounts	$ 499	$ 159	$ -	$ 108	$ 550
Reserve for sales allowances	416	268	183	136	731
Reserve for inventories	667	448	-	114	1,001
Deferred income tax valuation allowance	847	-	-	282	565
Total	$ 2,429	$ 875	$ 183	$ 640	$ 2,847
2002					
Allowances reducing the assets in the balance sheet:					
Allowance for doubtful accounts	$ 572	$ 269	$ 16	$ 358	$ 499
Reserve for sales allowances	500	35	-	119	416
Reserve for inventories	676	166	-	175	667
Deferred income tax valuation allowance	634	213	-	-	847
Total	$ 2,382	$ 683	$ 16	$ 652	$ 2,429

(a) Includes amounts written-off as uncollectible, allowances granted, obsolete inventory, and net decreases in deferred income tax valuation allowance.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLANTIS PLASTICS, INC.

Date: March 30, 2005

By: /S/ PAUL G. SAARI
Paul G. Saari
Senior Vice President, Finance and
Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated.

Signature	Title	Date
/s/ EARL W. POWELL **Earl W. Powell**	Chairman of the Board	March 30, 2005
/s/ PHILLIP T. GEORGE, M.D. **Phillip T. George, M.D.**	Director, Vice Chairman, and Chairman of the Executive Committee	March 30, 2005
/s/ ANTHONY F. BOVA **Anthony F. Bova**	President and Chief Executive Officer (Principal Executive Officer)	March 30, 2005
/s/ PAUL G. SAARI **Paul G. Saari**	Senior Vice President, Finance and Chief Financial Officer (Principal Financial and Accounting Officer)	March 30, 2005
/s/ CHARLES D. MURPHY, III **Charles D. Murphy, III**	Director	March 30, 2005
/s/ CHESTER B. VANATTA **Chester B. Vanatta**	Director	March 30, 2005
/s/ LARRY D. HORNER **Larry D. Horner**	Director	March 30, 2005
/s/ CESAR ALVAREZ **Cesar Alvarez**	Director	March 30, 2005
/s/ JAY SHUSTER **Jay Shuster**	Director	March 30, 2005
/s/ PETER VANDENBERG, JR. **Peter Vandenberg, Jr.**	Director	March 30, 2005

Exhibit 31.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Anthony F. Bova, certify that:

1. I have reviewed this report on Form 10-K of Atlantis Plastics, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

   c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize, and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 30, 2005

/s/ Anthony F. Bova

Anthony F. Bova
President and Chief Executive Officer (Principal Executive Officer)

Exhibit 31.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Paul G. Saari, certify that:

1. I have reviewed this report on Form 10-K of Atlantis Plastics, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

   c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize, and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 30, 2005

/s/ Paul G. Saari

Paul G. Saari
Senior Vice President, Finance and Chief Financial Officer (Principal Financial and Accounting Officer)

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of Atlantis Plastics, Inc (the "Company") for the fiscal year ended December 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Anthony F. Bova, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d)); and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

____

ANTHONY F. BOVA
President and Chief Executive Officer
March 30, 2005

Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of Atlantis Plastics, Inc (the "Company") for the fiscal year ended December 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Paul G. Saari, Senior Vice President, Finance and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(3) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d)); and

(4) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

____

PAUL G. SAARI
Senior Vice President, Finance and Chief Financial Officer
March 30, 2005

NOTES

NOTES

Corporate Information

Directors

Earl W. Powell
Chairman of the Board
Chairman and Chief Executive Officer
Trivest Partners, LP

Phillip T. George, M.D.
Chairman and Chief Executive Officer
Brava, LLC

Anthony F. Bova
President and Chief Executive Officer

Cesar L. Alvarez
Director
Chief Executive Officer
Greenberg Traurig, LLP

Larry D. Horner
Director
Chairman and Chief Executive Officer
Pacific USA Holdings Corporate
Merchant Bank
Retired Chairman and Chief Executive
Officer KPMG Peat Marwick

Charles D. Murphy, III
Director
Adjunct Professor of Finance
University of San Francisco
Former Director of Corporate Finance,
Sutro & Co., Inc.

Jay Shuster
Director
Business Consultant
Retired President/Chief Operating Officer
Rock-Tenn Company

Chester B. Vanatta
Director
Retired Vice Chairman - Arthur Young & Co.

Peter Vandenberg, Jr.
Director
Partner - Trivest Partners LP

Officers

Earl W. Powell
Chairman of the Board

Phillip T. George, M.D.
Vice Chairman of the Board

Anthony F. Bova
President and Chief Executive Officer

Vernon M. Philbrook
President, Plastic Films Group

Paul G. Saari
Senior Vice President, Finance
Chief Financial Officer

John A. Geary
Senior Vice President and General Manager
Molded Products Group

Keith R. Boehringer
Senior Vice President of Operations
Plastic Films Group

Robert W. Henson
Vice President, Human Resources

Suzanne G. Smith
Controller and Treasurer

Marilyn D. Kuffner
Secretary

Atlantis Plastics, Inc.
Corporate Headquarters, Atlanta, Georgia

Manufacturing Facilities

Plastic Films
Sapulpa, Oklahoma (Stretch Film)
Nicholasville, Kentucky (Stretch Film)
Fontana, California (Stretch Film)
Mankato, Minnesota (Custom Film)
Cartersville, Georgia (Custom Film)
Mankato, Minnesota (Institutional Products)

Injection Molding
Henderson, Kentucky
Jackson, Tennessee
Ft. Smith, Arkansas
Warren, Ohio
LaVergne, Tennessee
Alamo, Texas
Elkhart, Indiana

Profile Extrusion
Elkhart, Indiana (3 Facilities)



★ Corporate Office
■ Custom Film
✦ Injection Molding
● Stretch Film
▲ Institutional Products
✸ Profile Extrusion

The Annual Meeting of Shareholders

The Annual Meeting of Shareholders of Atlantis Plastics, Inc. will be held on Tuesday, May 24, 2005 at 9:00 a.m. at 2665 South Bayshore Drive, Suite 800, Miami, Florida 33133. Formal notice of the meeting, together with a Proxy Statement and Form of Proxy, will be mailed to each shareholder.

Policy on Public Disclosure

Atlantis Plastics is committed to a policy of complete and timely disclosure of information relevant to the Company's performance. The Company recognizes the importance of communicating on a consistent basis with the financial community, individual investors, and the news media, and it is Atlantis' policy to do so with candor, dispatch, and timeliness.

Transfer Agent and Registrar

American Stock Transfer & Trust Co.
59 Maiden Lane, Plaza Level
New York, NY 10038
Telephone: (800) 937-5449

Legal Counsel

Greenberg Traurig, LLP
1221 Brickell Avenue, 22nd Floor
Miami, FL 33131

Independent Auditors

Ernst & Young LLP
600 Peachtree Street
Suite 2800
Atlanta, GA 30308-2215

Common Stock

Atlantis common stock trades on the NASDAQ Stock Market under the symbol ATPL.

Financial Information On-line

Atlantis has put its current financial and other information on-line. This includes news releases, Forms 10-Q, Form 10-K, the Annual Report and the Company's code of ethics. This information may be obtained on the Internet at the following address: http://www.atlantisplastics.com.

Investor Inquiries

General inquiries or requests for corporate and SEC materials may be directed to:
Paul G. Saari
Chief Financial Officer
Atlantis Plastics, Inc.
1870 The Exchange, Suite 200
Atlanta, Georgia 30339
Telephone: (800) 497-7659
Facsimile: (770) 618-7080
E-mail: paul.saari@atlantisplastics.com

ATLANTIS PLASTICS

1870 The Exchange, Suite 200
Atlanta, Georgia 30339

Telephone: 800-497-7659 • Facsimile: 770-618-7080 • WebSite: www.atlantisplastics.com